ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

Dated: March 20, 2013

ANNUAL INFORMATION FORM - 2012

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ANNUAL INFORMATION FORM - 2012

PRELIMINARY NOTES

Incorporation of Financial Statements and MD&A

The following documents are incorporated by reference and form part of this annual information form (the “Annual Information Form” or “AIF”) which is prepared in accordance with Form 51-102F2 – Annual Information Form (“Form 51-102F2”).  These documents may be accessed using the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Electronic Data Gathering Analysis and Retrieval (“EDGAR”) at http://www.sec.gov/edgar.shtml:

Consolidated financial statements for the year ended December 31, 2012, together with the auditors’ report thereon dated March 20, 2013; and

Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2012 and 2011.

Currency and Exchange Rates

All dollar amounts in this AIF are expressed in United States dollars, unless otherwise indicated (“CAD” denotes Canadian dollars).  The following table sets forth the value of the Canadian dollar expressed in United States dollars on December 31 of each year and the average, high and low exchange rates during the year indicated based on the noon rate of exchange as reported by the Bank of Canada:

Canadian Dollars into United States Dollars	2012	2011	2010
Closing	1.01	0.98	1.01
Average	1.00	1.01	0.97
High	1.03	1.06	1.01
Low	0.96	0.94	0.93

The noon rate of exchange on March 19, 2013, as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was CAD$1.00 equals US$0.9733.

For ease of reference, the following factors for converting metric measurements to imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply by
Hectares	Acres	2.471
Meters	Feet	3.281
Kilometers	Miles	0.621
Tonnes	Tons (2,000 pounds)	1.102
Grams/tonne	Ounces (troy/ton)	0.029

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ANNUAL INFORMATION FORM - 2012

Forward-Looking Statements

This Annual Information Form contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation concerning anticipated developments in the Company’s continuing and future operations in Eritrea and in the putative class action lawsuit, the adequacy of the Company’s financial resources and financial projections.  Forward-looking statements include, but are not limited to, statements concerning or the assumptions related to estimates of capital and operating costs, the timing, nature and extent of future gold and copper production and grade, the timing, nature and extent of copper phase expansion, expanding exploration licenses, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the conversion of mineral properties to reserves and resources, the potential to expand resources, reserves and mine life, future exploration budgets, targets and work programs, capital expenditures and objectives, anticipated timing of grant of permits, mining and development plans and activities, construction and production targets and timetables, grades, processing rates, life of mine, net cash flows, metal prices, exchange rates, reclamation costs, results of the drill program, dividend plans and policy, litigation matters, integration or expansion of operations, requirements for additional capital, government regulation of mining operations, environmental risks, political risks and uncertainties, unanticipated reclamation expenses, and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that:  (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) any unanticipated costs or delays in the transition from the oxide phase of the Bisha mining operations to the copper phase in 2013 adversely affect any of the Company’s estimates or projections of future production from later phases of its mining operations; (iv) the mine operations are disrupted or suspended due to acts of God, conflicts in the country of Eritrea, unforeseen government actions or other events; (v) the Company experiences the loss of key personnel; (vi) the mine operations are adversely affected by other political or military, or terrorist activities; (vii) new government regulations in Canada, the United States or other countries in which the Company operates adversely affect the Company’s future business and operations; (viii) the Company fails to successfully integrate any acquired businesses, or discovers unforeseen financial or operational issues with such businesses;   (ix) the Company becomes involved in any material disputes with any of its key business partners, lenders, suppliers or customers, including but not limited to the Eritrean National Mining Corporation; (x) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; or (xi) the Company or any of its directors or officers is subject to any adverse ruling in any of the pending litigation to which they are a party, or become the subject of any government investigation or proceeding. For a fuller discussion of these and other risks, see “Risk Factors” below.

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Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Information Concerning Preparation of Reserve and Resource Estimates

All reserve and resource estimates included or incorporated by reference in this Annual Information Form have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’s Classification System. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). Under SEC Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that is “part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination”. In addition, the term “resource” does not equate to the term “reserve”. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” in documents filed with the SEC, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. Accordingly, information concerning descriptions of mineralization and resources contained in this Annual Information Form or incorporated by reference may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Glossary and Defined Terms

The following is a glossary of certain mining terms used in this Annual Information Form.

alteration:	Refers to process of changing primary rock minerals (such as quartz, feldspar and hornblende) to secondary minerals (quartz, carbonate, and clay minerals) by hydrothermal fluids (hot water).

breccia:	A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

CIL (Carbon-in-leach):	A process where soluble complexes of gold and silver attach (without a chemical reaction) to the surfaces of activated carbon particles.

CIM:	Canadian Institute of Mining, Metallurgy and Petroleum.

concentrate:	Powdery product of high grade ore which has the majority of the waste (gangue) removed.

deposit:	Natural mineralization under the ground in sufficient quantities to warrant further studies.

doré:	A semi-pure alloy of gold and silver, usually created at the site of a mine. It is then transported to a refinery for further purification.

feasibility study:	A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.

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flotation:	Milling process that uses bubbles to capture valuable minerals particles that float to the surface, thereby separating them from waste which sinks to the bottom.

g/t or gpt:	Grams per metric tonne.

geotechnical work:	Tasks that provide representative data of the geological rock quality in a known volume.

gossan:	An iron-bearing weathered product overlying a sulphide deposit. It is formed by the oxidation of sulphides and the leaching-out of the sulphur and most metals, leaving hydrated iron oxides and rarely sulphates.

gravity:	A methodology using instrumentation allowing the accurate measuring of the difference between densities of various geological units in situ.

indicated mineral resource:	That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

inferred mineral resource:	That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

in-situ:	Natural material or processes prior to transport.

lithologic:	Pertaining to lithology.

lithology:	The study of rocks, with particular emphasis on their description and classification.

measured mineral resource:	That part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

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mineralization:	An anomalous occurrence of metal or other commodity of value defined by any method of sampling (surface outcrops, drill core, underground channels).

mineralogic:	Pertaining to mineralogy

mineralogy:	The study of chemistry, crystal structure, and physical (including optical) properties of minerals. Specific studies within mineralogy include the processes of mineral origin and formation, classification of minerals, their geographical distribution, as well as their utilization.

mineral reserve:	The economically mineable part of a measured mineral resource or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

mineral resource:	A concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal and industrial minerals in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under SEC Industry Guide 7. As such, information contained or incorporated by reference in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to, or in conflict with, similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC, but not subject to Canadian regulations. “Inferred mineral resources” have a great amount of uncertainty as to existence and a great uncertainty as to economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.

multiple indicator kriging:	The probability in the distribution of values using deciles that are transformed to 1, if equal or less than the value or 0, if greater than the value, used to determine the average of a group of values.

NAG:	Non-acid generating.

ore:	Rock, generally containing metallic or non-metallic materials, which can be mined and processed at a profit.

PAG:	Potentially acid generating.

pyrite:	An iron sulphide mineral (FeS2), the most common naturally occurring sulphide mineral.

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probable mineral reserve:	The economically mineable part of an indicated mineral resource and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

proven mineral reserve:	The economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

The terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this Annual Information Form are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the CIM’s Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, as those definitions may be amended from time to time by CIM (the “CIM Standards”).

Under SEC Industry Guide 7, a mineral “reserve” is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, where:

   A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves;
  A historic three year average price is to be used in any reserve or cash flow analysis to designate reserves; and
  To meet the “legal” part of the reserve definition, the primary environmental analysis or document should have been submitted to governmental authorities.

Mineral reserves are categorized as follows on the basis of the degree of confidence in the estimate of the quantity and grade of the deposit.

Information contained or incorporated by reference in this report concerning descriptions of reserves under Canadian standards may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC. Under SEC Industry Guide 7, proven or measured reserves are defined as reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/or quality are computed from the results of detailed sampling and (c) the sites for inspection, sampling and measurement are spaced so closely and the geographic character is so well defined that size, shape, depth and mineral content of reserves are well established.

Under SEC Industry Guide 7, probable or indicated reserves are defined as reserves for which quantity and grade and/or quality are computed from information similar to that of proven reserves (as defined under SEC Industry Guide 7), but the sites for inspection, sampling, and measurement are further apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation.

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Qualified Person:	A qualified person (QP) as defined in NI 43-101 as an individual who:
a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these;
b) has experience relevant to the subject matter of the mineral project and the technical report; and
c) is a member in good standing of a professional association.

RC drilling:	Reverse circulation drilling.

reserve:	see “mineral reserve”

resource:	see “mineral resource”

ROM (Run of mine):	Material from a mine that has not been crushed or screened.

sphalerite:	Zinc sulphide mineral (Zn Fe)S.

SRM:	Standard reference material.

strike:	The direction, or bearing from true north, of a vein or rock formation measured on a horizontal surface.

sulphide (sulfide):	A compound of sulphur (sulfur) and some other metallic element.

supergene:	A word suggesting an origin literally “from above”. It is used almost exclusively for processes involving water, with or without dissolved material, percolating down from the surface. Typical supergene processes are solution, hydration, oxidation, deposition from solution, reactions of ions in solution with ions in existing minerals (replacement or enrichment).

tailings:	Gangue minerals extracted from ore through various mineral processes and deposited in an enclosed ground storage area.

terrane:	A fragment of crustal material formed on, or broken off from, one techtonic plate and accreted or sutured crust lying on another plate.

trenching:	The mechanical or human excavation of ground material to expose material below surface.

UTM:	The Universal Transverse Mercator coordinate system.

VMS:	Volcanic hosted massive sulphides.

WGS84:	The World Geodetic System, 1984.

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CORPORATE STRUCTURE

Name and Incorporation

The Company was incorporated under the laws of the Province of British Columbia under the Companies Act (British Columbia) on July 19, 1965, originally under the name of “Hogan Mines Ltd.” Since inception, the Company has undergone four name changes until December 19, 1991 when it adopted the name of “Nevsun Resources Ltd.” The Company is governed by the Business Corporations Act (British Columbia).

The head office of Nevsun Resources Ltd. (“Nevsun” or the “Company”) is located at 760-669 Howe Street, Vancouver, British Columbia, V6C 0B4 and the Company’s registered and records office is located at 1000‑840 Howe Street, Vancouver, British Columbia, V6Z 2M1.

Intercorporate Relationships

The following diagram explains the intercorporate relationships among the Company and its wholly or partially owned subsidiaries; the name and place of incorporation of each such subsidiary; and the percentage of voting securities beneficially owned or over which direction or significant influence is exercised by the Company:

British Columbia, Canada

*The balance of 40% is owned by the Eritrean National Mining Corporation (refer to notes to audited financial statements for financial arrangements)

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GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Nevsun is a gold and base metal mining and exploration company and is engaged primarily in the exploration for, and the development and production of, mineral resource properties.  Its major achievements in the past three fiscal years were the commencement of commercial production at its Bisha mine in Eritrea (the “Bisha Mine” or “Bisha”) early in 2011, maintaining a strong safety record at Bisha, generating substantial cash flows in 2011 and 2012, and declaring and paying semi-annual dividends to shareholders in 2011 and 2012.

The most significant activities impacting the Company during the three year period ended December 31, 2012 are set out below.

2012 Developments

The Company produced 313,000 ounces of gold doré from the Bisha Mine in 2012.

The copper plant expansion at the Bisha Mine has progressed on schedule and on budget with concentrate production expected in mid-2013.

The Company has maintained top quartile safety performance at Bisha operations and advanced its corporate responsibility initiatives to reflect evolving international standards for the safety and health of its employees, protecting the environment, respecting human rights of its employees and residents of the communities in which it operates, and contributing to the sustainable development of those communities.

The Company began personnel expansion to support management in its operations, to oversee its strategy and implementation of the Company’s corporate social responsibility programs, and to drive organic growth and Nevsun’s acquisition and expansion strategy.

On May 15, 2012 and November 15, 2012 the Company declared cash dividends of $0.05 per common share ($0.10 per common share annually) which were paid to shareholders on July 16, 2012 and January 15, 2013, respectively.

On October 10, 2012 the Company announced that it had acquired the Mogoraib River exploration license in Eritrea containing 97.4 square kilometers of area located 16 kilometers southwest of the Bisha Mine and has identified high priority exploration targets.  The Hambok historic resource is potential additional feed for the Bisha plant.

On September 7, 2012 the Company filed an updated technical report to support the mineral resources and reserves estimates at Bisha and Harena.  The probable mineral reserves (effective date May 31, 2012) consist of 26.5 million tonnes. This includes 0.9 million tonnes of oxide ores grading 5.79 grams per tonne gold for a total of 167,000 troy ounces of gold, 6.4 million tonnes of supergene ore grading 4.09% copper for a total of 579 million pounds of copper, and 19.2 million tonnes of primary ores grading 1.09% copper and 6.33% zinc for a total of 462 million pounds of copper and 2,680 million pounds of zinc.

On August 8, 2012 the Company announced that it had completed its 13,500 meter exploration drill program at the North West Zone which lies 3 kilometers from the Bisha deposit, and expects to release a resource estimate in the first half of 2013.

On July 9, 2012 the Company announced that it was granted a mining licence for the Harena deposit, located approximately 9 kilometers south of the Bisha plant.  Harena is a satellite volcanogenic massive sulphide (“VMS”) deposit with oxide gold and base metal sulphide ores, similar in configuration to Bisha but smaller and lower in grade.

On June 18, 2012 the Company announced that it had purchased all required equipment to allow for a containerized transport and handling solution for its copper concentrate, termed a Rotainer system. The Rotainer spreader, associated mobile crane and all port ancillary gear provide a solution for delivery of direct shipping concentrate into bulk shipping carriers, using the Massawa container port.  The Rotainer system is designed with industry leading dust suppression allowing Bisha to operate out of the existing Massawa container port.  The Rotainer system meets both the needs for copper concentrate export while setting high environmental standards for mining operations in Eritrea.

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On March 19, 2012 the Company announced a share repurchase program of up to 4,009,408 of its outstanding common shares.  The share repurchase program was prompted by the Company’s belief that its current market price was not reflective of the underlying value of its business. The Company repurchased a total of 1,732,600 common shares during the year ended December 31, 2012.

In March 2012 a class action lawsuit was commenced against the Company and certain of its executive officers. The action is still pending (see “Legal Proceeding and Regulatory Actions”).

2011 Developments

The Company produced 379,000 ounces of gold doré in its first year of operations at the Bisha Mine.

The Company declared its first dividends which were paid to shareholders in July 2011 and January 2012.

In June 2011 the Company began of civil works in preparation for construction of the second phase copper flotation plant.

The Company adopted a shareholder rights plan which was ratified by shareholders at a Special Meeting of Shareholders in November 2011.

The 30% purchase of BMSC by the Eritrean National Mining Corporation (“ENAMCO”) was finalized in August 2011.

The Company successfully completed another phase of significant exploration and development drill programs at the Bisha Main Zone and hanging wall copper zone adjacent to Bisha.

2010 Developments

The Company began resource expansion drilling at the Harena deposit, 9 kilometers southwest of Bisha.

In August 2010, the Company bought out a 1.5% Bisha net smelter return royalty.

In March 2010, the pre-strip mining commenced at Bisha.

In February 2010, the Company closed a CAD$117 million non-brokered private placement to provide funding to complete the Bisha construction, in lieu of debt facilities previously arranged.

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DESCRIPTION OF THE BUSINESS

The Company is a Canadian mineral resource company engaged, through its subsidiaries, in the acquisition, exploration, development, and production of mineral properties.  The Company’s principal mineral property is the Bisha property located in Eritrea, North-East Africa, (the “Bisha Property”).  Its primary operating asset is the Bisha Mine located on the Bisha Property with gold, silver and base metal (copper and zinc) mineral resources and mineral reserves.  In addition, the Company owns the Mogoraib exploration license containing 97.4 square kilometers of area located 16 kilometers southwest of the Bisha Mine, and a mining licence for the Harena deposit, located approximately 9 kilometers south of the Bisha Mine.

The Bisha Mine

The Bisha Mine is owned by BMSC, the voting securities of which are held 60% by the Company and 40% by ENAMCO, and began commercial production of gold in February 2011.  Gold production at the Bisha Mine is expected to continue until mid-2013.  Base metal (copper) production is forecast to begin in the second half of 2013.

Gold Sales

The Company recorded revenues of $566.0 million based on sales of 320,500 ounces of gold and by-product sales of 962,000 ounces of silver in 2012 compared to revenues of $547.8 million based on sales of 334,500 ounces of gold and by-product sales of 142,000 ounces of silver in 2011.  An additional 35,400 ounces of gold were sold prior to February 22, 2011, the date on which commercial production was declared at the Bisha Mine, and are not included in revenues of $547.8 million. There are numerous purchasers of gold and base metals.  Therefore, the Company is not dependent upon any one purchaser.  Current production from Bisha is in the form of doré bars (gold and silver) which are flown from the Bisha site to the capital city of Asmara, and then flown to refiners in Europe and Canada. Bisha is not expected to commence any material sales of base metal concentrates until the second half of 2013.

Methods of Production

Bisha uses an owner-operated mining fleet and standard carbon-in-leach (“CIL”) processing facilities to initially process the gold oxide cap by traditional cyanide leaching.  Upon completion of processing the gold oxide cap, the Company will process supergene and primary ores by flotation to extract copper and zinc.  The current mine life is estimated to be 12 years projected to 2024.  The Company also expects to further expand its mineral resources, with the involvement of Qualified Persons, to extend the Bisha Mine life by continued additional drilling in the Northwest Zone during 2013. The Company plans to test new targets that are immediately along strike of Bisha and have the potential to provide near term new resources for the Bisha operations.  The Company’s objective is to evaluate through a cost-benefit analysis if there are sufficient economic resources to transport and process at the Bisha mill, after a planned exhaustive review of Hambok coupled with testing other nearby prospective targets within the Mogoraib license.

Skill and Knowledge

BMSC has built a management team of skilled mining, environmental, financial, and administrative personnel reporting to the country General Manager who is in charge of mine production, exploration programs, and future operations of the Bisha Mine.   The specialized knowledge and skills required in all areas of mining include engineering, geology, metallurgy, environmental permitting, drilling, and exploration program planning. The Bisha Mine is the first modern mining operation in Eritrea. Training and re-training of local staff to attain and maintain the requisite skills in all aspects of mining operations is and has been a priority.

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Employees

At December 31, 2012, the Company had 11 employees at the parent company in Canada, 984 full-time employees and contractors at its subsidiary in Eritrea, and another 199 casual or part-time staff at its subsidiary in Eritrea.  In addition, the Company had 472 independent contractors working on the copper flotation plant construction in Eritrea.

Corporate Social Responsibility

The Company’s objective is to generate sustainable prosperity through its business operations, which means respecting the safety and health of its employees, protecting the environment, respecting the human rights of its employees and the residents of the communities in which it operates, and contributing to the sustainable development of those communities.  The Social, Environmental, Health and Safety Committee (“SEHS”) established by the Company’s board of directors oversees the Company’s efforts in meeting these objectives.

While not a member of the Extractive Industries Transparency Initiative (“EITI”), the Company supports the goals of fiscal transparency and governance and has taken the approach of disclosing payments made to governments in countries in which it operates, whether or not the host government is a member of EITI.

Social Responsibility

The Company recognizes that its activities have the potential to impact the human rights of individuals affected by its business operations.  As such, the Company seeks to integrate human rights best practices into its business processes and conducts its business within a framework that promotes worker and community health and safety, environmental protection, community involvement, community benefits and quality of life for employees and their families.  The Company is committed to responsible operations and practices at its Bisha Mine, based on international standards of safety, governance and human rights and strives to ensure that the Company’s presence has a positive social and economic impact to the national economy and the local communities. Some of the Company’s social responsibility commitments and practices include:

  actively promoting understanding by all employees of the culture, language and history of the communities, regions and countries in which it operates;
  working to protect cultural heritage resources potentially affected by the Company’s activities;
  conducting activities in a manner that respects traditional-use rights, cultures, customs and social values;
  promoting job equity and equal access to employment opportunities for women;
  maintaining formal human resources practices and procedures to ensure that conscripted labour is prohibited at Bisha, including inspection of national service discharge documentation for all Eritrean workers at Bisha;
  building capacity by sharing environmental and social experiences and solutions with local communities and regional and national governments;
  actively consulting with local communities to identify and resolve environmental and social issues;
  procuring materials, goods and services in a manner that enhances local benefits and protects against unethical practices such as child labour and forced labour;
  establishing social responsibility performance criteria; and
  monitoring and reporting performance to senior management through periodic audits.

Health and Safety

The Company recognizes that the safety and security of its employees and the communities in which it operates is an integral part of its business.  The Company has maintained top quartile safety performance at Bisha operations and advancement of its Corporate Responsibility initiatives to reflect evolving international standards. As to safety, the long-term goal is for employees of the Company to operate injury-free, regardless of what role they perform.

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To achieve its health and safety objectives, the Company is training employees to work in a safe and responsible manner, carrying out risk assessments for all construction and operational activities, ensuring that health and safety performances comply with relevant legislation and regulation, adhering to local laws as well as international standards on law enforcement in securing its operations, particularly those that relate to the use of force, carrying out risk assessments in relation to security issues at each of its project sites, ensuring that security is managed in a way that respects and protects human rights, avoids creating conflict and addresses security threats in as peaceful a way as possible and assisting the local community in health awareness activities.

Environment

The Company is committed to achieving high standards of environmental responsibility in its operations and compliance with all applicable regulations and laws.

The Company is committed to devoting its resources to the goal of:

  complying with all host country environmental laws and regulations together with industry best practice standards, or whichever is the more stringent of the two;
  ensuring the necessary resources are provided to support and implement the Company’s environmental policy;
  continual improvement in environmental performance by developing environmental indicators, monitoring and auditing performance, and by implementing corrective actions where needed;
  reporting externally on environmental performance and encouraging dialogue with employees, local communities and other stakeholders to promote environmental awareness;
  including environmental performance criteria in decisions on promotions, salary increases and awarding contracts;
  applying the principles of BAT (Best Available Technology) to environment management;
  reducing, re-using and recycling resources and implementing proper waste management practices;
  training, motivating and ensuring that all employees adhere to environmental protection and pollution prevention policies;
  incorporating an emergency preparedness and response system into standard operating practices; and
  monitoring and reporting on performance to senior management through periodic audits.

Risk Factors

The business and operations of the Company are highly speculative due to the high-risk nature of its business in the mining industry, including but not limited to the acquisition, financing, exploration, development, operation and production of metals at its mining properties. The risks below, some of which are summarized elsewhere in this Report, are not the only ones facing the Company. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. If any of the following risks actually occur, the Company’s business, financial condition and operating results could be adversely affected.

Commodity price risk.  Revenue and profitability of the Company’s operations will be dependent upon the market price of mineral and materials commodities.  In 2012, substantially all of the Company’s revenues were attributable to gold sales, the market prices for which were volatile.  In 2013, it is expected that the Company’s revenues will be derived from the sale of gold, copper and other metals.  The Company does not enter into any commodity hedging and accordingly is fully exposed to price risk.  The price of gold, copper and other metals can and has experienced volatile and significant price movements

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over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation or deflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates, global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for gold, copper and other metals are affected by various factors, including political events, economic conditions and production costs, and governmental policies.  Fluctuations in gold or copper prices may have an adverse material effect on the Company’s financial performance or results of operations.  If the market price of gold or copper falls significantly from its current level, the mine development projects may be rendered uneconomic and the development of the mine project may be suspended or delayed.  In addition, if the market price of gold and copper were to drop and the prices realized by the Company on gold sales and future copper sales were to decrease significantly and remain at this level for a significant period of time, profitability of the Company and cash flow would be negatively affected.

Mineral reserve calculations and life-of-mine plans using significantly lower metal prices could result in material write-downs of the Company’s investment in mining properties and increased amortization, reclamation and closure charges.  In addition to adversely affecting the Company’s mineral reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

The Bisha Mine’s power generation plant and mobile equipment fleet are diesel fueled.  As fuel costs are a significant component of the Company’s operating costs, changes in the price of diesel could have a significant effect on its operating costs.

Exploration, development and operating risks.  Mining operations generally involve a high degree of risk.  The Company’s operating mine in Eritrea is subject to all the hazards and risks normally associated with mineral production, including damage to or destruction of plant and equipment, unexpected geologic formations, pit collapse, injury or life endangerment, environmental damage, fire, equipment failure or structural failures, such as retaining walls or tailings dams, potentially resulting in environmental pollution and consequent liability.  The payment of such liabilities may have a material, adverse effect on the Company’s financial position.

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. There is no certainty that expenditures made by the Company towards the search and evaluation of mineral deposits will result in discoveries or future development.  Whether a mineral deposit will be commercially viable depends on a number of factors, which include, among other things, the interpretation of geological data obtained from drill holes and other sampling techniques, feasibility studies (which include estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed), the particular attributes of the deposit such as size, grade and metallurgy, expected recovery rates of metals from the ore, proximity to infrastructure and labour, the cost of water and power, anticipated climatic conditions, cyclical metal prices, fluctuations in inflation and currency exchange rates, higher input commodity and labour costs, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection.

Major expenses may be required to locate and establish additional mineral reserves.  It is impossible to ensure that the exploration or development programs planned by Nevsun will result in additional profitable commercial mining operations. Whether a mineral deposit will be commercially viable depends

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on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices that are highly cyclical, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Nevsun not receiving an adequate return on invested capital.  The Company significantly relies on the analyses performed by its Qualified Persons to estimate resources and reserves, and such estimates may be subject to material risks and uncertainties.

The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond its control.  These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Foreign operation and political risks.  The Company conducts operations through foreign subsidiaries with financial assets in Barbados and mining operations in Eritrea, and substantially all of its assets are held in such entities.  While the Company believes that the political climate of these countries and strong government support in Eritrea provide a stable environment for its operations, there is no guarantee against any future political, or economic instability in these countries or neighbouring countries which might adversely affect the Company.

Political unrest in Egypt, Libya, Syria, Yemen, Saudi Arabia, Somalia and other countries in the region has had an impact on investor confidence with companies operating in northern Africa, including Eritrea, even though no direct effect is evident or anticipated in the operations at Bisha or communications with the Eritrean government.  In addition, intervention by the international community through organizations such as the United Nations could affect the political risk of operating in Eritrea. In December 2009 the United Nations Security Council (UNSC) imposed sanctions on Eritrea related to an arms embargo, which in itself has had no direct impact to the Bisha Project, except to cause some uncertainty as to how UN member states may continue to deal with the country. In December 2011 the UNSC provided additional sanctions guidance to member states.  Effects of the sanctions could restrict the Company’s ability to fund its operations efficiently and to repatriate cash.

Other risks the Company may face in operating in foreign jurisdictions include terrorism, hostage taking, military repression, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, currency controls, export controls, and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

All or any of these factors, limitations, or the perception thereof could impede the Company’s activities, result in the impairment or loss of part or all of the Company’s interest in the properties, or otherwise have an adverse impact on the Company’s valuation and stock price.

Infrastructure risk.  Mining, processing and development activities depend, to some degree, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants that affect capital and operating costs.  Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

Key executive risk.  The Company is to a large degree dependent on the services of key executives and senior personnel.  The loss of these persons or the Company’s inability to attract and retain executives and personnel with the qualifications necessary to operate the business successfully may adversely affect its business and future operations.

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Expatriate and third-party nationals skills risk.  The Company’s Eritrean operations are the first modern commercial mining operation in that jurisdiction.  As a result, the Company is reliant on attracting and retaining expatriate and third-party nationals with mining experience to staff key operations and administration management positions.  The Company’s inability to attract and retain personnel with the skills and experience to manage the operation and train and develop staff, due to the intense international competition for such individuals, may adversely affect its business and future operations.

Labour risk.  The Company is dependent on its workforce to extract and process minerals, and is therefore sensitive to a labour disruption of the Company's mining activities. The Company endeavours to maintain good relations with its workforce in order to minimize the possibility of strikes, lock-outs and other stoppages at its work sites.  Relations between the Company and its employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, unions, and the relevant governmental authorities in whose jurisdictions the Company carries on business.

Mineral reserve and mineral resource estimate risk.  The figures for mineral reserves and mineral resources presented in this document and contained in the Company’s continuous disclosure documents filed on SEDAR (www.sedar.com) and EDGAR (http://www.sec.gov/edgar.shtml) are estimates generated by Qualified Persons, and no assurance can be given that the anticipated tonnages and grades will be achieved or, in the case of reserves, that the indicated level of metallurgical recovery will be realized.  Actual reserves may not conform to geological, metallurgical or other expectations, and the volume and grade of ore recovered may be below the estimated levels.  Market fluctuations in the price of mineral commodities or increases in the costs to recover minerals may render the mining of ore reserves uneconomical and require the Company to take a write-down of the asset or to discontinue development or production.  Moreover, short-term operating factors relating to the reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

There are numerous uncertainties inherent in estimating quantities of mineral resources and reserves, including many factors that are beyond the Company’s control.  The estimates are based on various assumptions relating to metal prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work.  Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates.  Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward or upward revision of current estimates.

Production risk.  As is typically the case with the mining industry, no assurances can be given that future mineral production estimates will be achieved. Estimates of future production for the Company’s mining operations are derived from the Company’s mining plans.   These estimates and plans are subject to change, including changes based on actual mining results at various phases of the mining operations.  The Company cannot give any assurance that it will achieve its production estimates.  The Company’s failure to achieve its production estimates could have a material and adverse effect on the Company’s future cash flows, results of operations, production cost, financial condition and prospects.  The plans are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions, hydrologic conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production, and include assumptions derived by block models developed by the Qualified Person in consultation with Company personnel.  Actual production may vary from such estimates for a variety of reasons, including risks and hazards of the types discussed above, and as set out below, including:

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  mining dilution;
  accidents;
  equipment failures;
  natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes;
  encountering unusual or unexpected geological conditions;
  changes in power costs and potential power shortages;
  shortages of principal supplies needed for operations;
  strikes and other actions by labour; and
  regulatory restrictions imposed by government agencies.

Such occurrences could, in addition to stopping or delaying mineral production, result in damage to mineral properties, injury or death to persons, damage to the Company’s property or the property of others, monetary losses and legal liabilities.  These factors may also cause a mineral deposit that has been mined profitably in the past to become unprofitable.  Estimates of production from properties not yet in production or from operations that are to be expanded are based on similar factors (including, in some instances, feasibility studies prepared by the Company’s personnel and outside consultants) but it is possible that actual operating costs and economic returns will differ significantly from those currently estimated.  It is not unusual in new mining operations or mine expansion to experience unexpected problems during the startup phase.  Delays often can occur in the commencement of production.

Need for additional reserves risk.  Given that mines have limited lives based on proven and probable mineral reserves, the Company must continually replace and expand its reserves at its mines.  The life-of-mine estimates included in the Company’s continuous disclosure documents filed on SEDAR and EDGAR are subject to adjustment.  The Company’s ability to maintain or increase its annual production of gold and other commodities will be dependent in significant part on its ability to bring new mines into production and to expand reserves at existing mines.  The Bisha Mine has an estimated 12 year mine life remaining.

Permitting risk.  The Company’s operations are subject to receiving and maintaining permits from appropriate governmental authorities.  There is no assurance that delays will not occur in connection with obtaining all necessary renewals of permits for any new or existing operations, or for additional permits for any possible future changes to operations, or additional permits associated with new legislation. Prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities. There can be no assurance that the Company will obtain or continue to hold all permits necessary to develop or continue operating at any particular property.  Any failure to obtain or maintain requisite permits could have a material adverse effect on the Company and its future production.

Putative class action and litigation risk.  The Company is party to legal proceedings, which, if decided adversely to the Company, may have a material effect on the financial or business position or prospects of the Company.  Investors are urged to read the description of the pending legal proceedings set out under the heading, “Legal Proceedings and Regulatory Actions”.  Any litigation could result in substantial costs and damages and divert management’s attention and resources.

Risks related to the construction, plant expansion, transition to supergene production at Bisha, and start-up of new mining operations or mining phases.  The success of construction projects, plant expansions, the transition to supergene production at Bisha or the start-up of new mines by the Company is subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities and the conduct of mining operations, including environmental permits, price escalation on all components of construction, plant expansion, transition to supergene production or start-up of new mines, the underlying characteristics, quality and unpredictability of the exact nature of mineralogy of a deposit and the consequent accurate understanding of doré or concentrate production, the successful completion and

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operation of ore passes and conveyors to move ore and other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction, expansion or transition activities or start-up of new mines, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the construction or operational elements could delay or prevent the construction projects, plant expansions, the transition to supergene production at Bisha as planned, or the start-up of new mines. There can be no assurance that current or future construction projects, plant expansions, the transition to supergene production at Bisha as planned or the start-up of new mines by the Company will be successful.

Environmental risk.  Production at the Company’s mine involves the use of toxic materials. Should toxic materials leak or otherwise be discharged from the containment system then the Company may become subject to liability for clean-up work that may not be insured. While the Company intends to prevent discharges of pollutants into the ground water and the environment, it may be unsuccessful and may become subject to liability for hazards that it may not be insured against. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

The Company’s operations are subject to environmental regulations promulgated by the government of Eritrea.  Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas that could result in environmental pollution.  A breach of such legislation may result in the imposition of fines and penalties.  Environmental legislation is evolving in general in a manner that means standards and enforcement, fines and penalties for non-compliance are becoming more stringent.  Environmental assessments for projects carry a heightened degree of responsibility for companies, directors, officers and employees.  The cost of compliance with changes in government regulations has the potential to reduce the profitability of operations.  The Company plans to devote significant time and resources to meeting the goal of complete compliance with all environmental regulations in the countries in which the Company has operations and comply with prudent international standards.

The Company adopted the International Finance Corporation (“IFC”) Social and Environmental Performance Standards of April 2006 and developed its management plans accordingly.  The plans have been subject to review by the host country, as well as part of an extensive due diligence by international bankers who at one time were considered for funding.  The social and environmental plans have been implemented and have subsequently been audited by an independent third party. Staff training and engagement with local authorities, as well as significant employment from both local and other in-country sources are key elements of the Company’s social and environmental management.  Department heads for both Human Resources and Environment are experienced professionals with a solid understanding of local requirements as well as IFC Performance Standards.  The Company continues to place significant emphasis on all social and environmental impacts of its operations.

Environmental hazards may also exist on the properties on which the Company holds interests that are unknown to the Company at present and that have been caused previous to the Company receiving title to the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including the Company, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

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Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

Currency risks.  At present all of the Company’s activities are carried on outside of Canada and are subject to risks associated with fluctuations of the rate of exchange of foreign currencies.  The United States dollar (USD) is the Company’s functional currency, exposing the Company to risk on any fluctuations of the USD with other currencies to which the Company is exposed, which are primarily the Canadian dollar (CAD), South African rand (ZAR), and the Eritrea Nakfa (ERN).  While only a small portion of the Bisha Mine’s operating expenses are denominated in ERN, which is currently pegged to the USD at 15 ERN to 1 USD, a re-valuation or de-pegging of this currency to the USD could expose the Company to additional currency risk.

Funding risks.  The exploration, development, operations, acquisitions or other activities may require substantial additional financing.  Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development, operations, acquisitions or other activities of the Company including a loss of property interest.  Historically, the Company has financed its activities through the sale of equity capital.  The sale of metals from Bisha currently provides and is expected to continue to provide revenue from operations, which the Company expects will be sufficient to fund its future needs. Factors which may impact cash flows include changes in metal prices, taxes, operating costs, capital expenditures or other unexpected occurrences such as slowdown or stoppage of operations.  Failure to obtain sufficient financing to continue operations if such needs arise may adversely affect the Company’s business and financial position. Should the Company require additional funding for exploration, development, operations, acquisitions or other activities, there is no assurance that sources of financing will be available on acceptable terms or at all.

Counterparty risks.  The Company is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold the Company’s cash and cash equivalents; (ii) companies that have payables to the Company, including doré customers and non-controlling interest; and (iii) insurance providers.  As a result, the Company may become exposed to credit-related losses in the event of non-performance by such counterparties.

Insurance risks.  Although the Company maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. Nevsun may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability.

Land title risk.  The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed.  Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired.  Third parties may have valid claims underlying portions of the Company’s interests, including prior unregistered liens, agreements, transfers or claims, including indigenous land claims, and title may be affected by, among other things, undetected defects.  In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Competition risks.  The mining industry is intensely competitive in all of its phases and the Company competes with many companies possessing greater financial and technical resources than itself.  There is intense competition in the mining industry for mineral rich properties that can be developed and produced economically, the technical expertise to find, develop, and operate such properties, the labour to operate the properties, and the capital for the purpose of funding such properties.  Many competitors not only explore for minerals, but conduct refining and marketing operations on a global basis.  Such current and future competition may result in the Company being unable to acquire desired properties.

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Write-downs and impairments risk.  Mining and mineral interests are the most significant assets of the Company and represent capitalized expenditures related to the development of mining properties and related plant and equipment and the value assigned to exploration potential on acquisition.  The costs associated with mining properties are separately allocated to exploration potential, reserves and resources and include acquired interests in production, development and exploration-stage properties representing the fair value at the time they were acquired.  The values of such mineral properties are primarily driven by the nature and amount of ore believed to be contained or potentially contained, in properties to which they relate.

The Company reviews and evaluates its mining interests for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable, which becomes more of a risk in the global economic conditions that exist currently.  An impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets.  An impairment loss is measured and recorded based on discounted estimated future cash flows.  Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.  There are numerous uncertainties inherent in estimating mineral reserves and mineral resources.  Differences between management’s assumptions and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

In addition, with a weaker global economy, there is a larger risk surrounding inventory levels.  The assumptions used in the valuation of work-in process inventories by the Company include estimates of gold contained in the ore stock piles, crushed ore piles, processing plant circuits, and an assumption of the gold price expected to be realized when the gold is recovered.  If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital.

Derivatives risk.  In the future the Company may use certain derivatives products to manage the risks associated with changes in gold prices, silver prices, interest rates, foreign currency exchange rates and fuel prices.  The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk — the risk of default on amounts owing to the Company by the counterparties with which Company has entered into such transaction; (ii) market liquidity risk — risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk — the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

Acquisitions and integration risk.  From time to time, the Company examines opportunities to acquire additional mining assets and businesses.  Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial and geological risks.  The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company.

Any acquisition would be accompanied by risks.  For example, a material ore body may prove to be below expectations; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, integrating internal controls over financial reporting of such acquired companies, identifying and mitigating any potential domestic or foreign liabilities, including potential liabilities due to foreign anti-corruption laws, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and practices across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant.

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In the event that the Company chooses to raise debt capital to finance any such acquisition, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution.  Alternatively, the Company may choose to finance any such acquisition with its existing resources.  There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Governmental regulatory risks.  The Company’s mineral exploration, development and production activities are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, environmental protection and preservation, and other matters.  No assurance can be provided that the Company will be successful in its efforts to comply with all existing rules and regulations, that new rules and regulations will not be enacted, or that existing rules and regulations will not be modified in a manner that could limit or curtail production or development of the Company’s properties.  All such rules and regulations governing the operations and activities of the Company could have a material adverse effect on the Company’s business, financial condition and results of operations.

Share price risk.  The market price of a publicly traded stock is affected by many variables not directly related to the success of the Company, including the market for all resource sector shares, the breadth of the public market for the stock, and the attractiveness of alternative investments.  The effect of these and other factors on the market price of the common shares of the Company on the exchanges on which the common shares are listed suggests that the share price will be volatile.  In the previous eight quarters, between January 1, 2011 and December 31, 2012 the Company’s shares traded in a range between CAD$2.65 and CAD$7.04.

Dividend policy risks.  The Company has established a dividend policy providing for a dividend yield that is consistent with the yield of comparable companies’ dividend rates and will be reviewed on a periodic basis and assessed in relation to the growth of the operating cash flows of the Company.

Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition, comparability of the dividend yield to peer gold companies and current and anticipated cash needs.  There can be no assurance that the Company will continue to pay dividends at the current yield or at all.

Conflicts of Interest.  Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia) and other applicable laws.

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MINERAL PROPERTIES

The Company has one material mineral property located in Eritrea, the Bisha Mine.  Unless otherwise stated, the technical and scientific information included in this Annual Information Form concerning Bisha are derived from the independent technical report titled “Bisha Polymetallic Operation, Eritrea, Africa NI 43-101 Technical Report” prepared by AGP Mining Consultants (“AGP”) effective August 31, 2012, (the “2012 Technical Report”).  The authors of the 2012 Technical Report are independent “Qualified Persons” within the meaning of NI 43-101.  The information included herein is also based on the assumptions, qualifications and procedures which are set out in the 2012 Technical Report.  For a complete description of assumptions, qualifications and procedures associated with the following information, reference should be made to the full text of the 2012 Technical Report which has been filed and is available for review on SEDAR (www.sedar.com) and EDGAR (http://www.sec.gov/edgar.shtml).

Commercial production of oxide ores at Bisha was achieved in February, 2011. The oxide phase is nearing completion in mid-2013 and the transition to supergene production is underway.

Project Description and Location

The Bisha Mine is located 150 kilometers west of Asmara, 43 kilometers southwest of the regional town of Akurdat, and 50 kilometers north of Barentu, the regional or Zone Administration Centre of the Gash-Barka District, in Eritrea, East Africa.  Access to the Property is by paved road from Asmara to Akurdat, a distance by road of 181 kilometers and then 52 kilometers from Akurdat via an all-weather unpaved road, which is currently being upgraded. The drive from Asmara to the Bisha camp (also referred to as Bisha Village) takes approximately four hours. Current onsite project infrastructure includes:  an open pit, process plant, tailings and waste rock storage facilities, offices, maintenance and laboratory facilities, fuel storage areas, on-site power plant, and an airstrip. The Bisha Mine is located at approximate latitude 15°28'N and longitude 37°27'E.  The UTM coordinates (WGS84) of the centre of the Bisha property are 1,711,000 N and 334,500 E (UTM Zone 37).

The property area contains the Bisha deposit, which is a large precious metal (Au) and base metal rich (Cu, Zn) VMS deposit, as well as one satellite deposit, known as the “Harena” deposit. Another potential satellite deposit which as yet has no defined mineral resources is termed the “Northwest Zone”. A mining license, valid for 20 years, was issued for the project during 2008 covering a 16.5 square kilometer area (which includes the “Bisha Main Zone” deposit and the “Northwest Zone” potential deposit), all within a mining agreement area of 39 square kilometres (the “Mining License”).

Under the terms of the Mining Agreement, BMSC has the exclusive right of land use in the Mining License Areas and within the Mining Agreement Area. This right is subject to the acquisition and settlement of any third-party land-use rights by payment of compensation and/or relocation at the expense of BMSC.

A separate mining license, valid for 10 years, was issued for the Harena deposit during 2012 covering a 7.5 square kilometer area.

The Company also has the Mogoraib exploration license covering 97.4 square kilometers, acquired from Sanu Resources (a subsidiary of NGEx Resources Inc.), which includes the Hambok VMS historic resource. The Mogoraib Exploration License is valid until July 2013 with a right of renewal upon application. The Company intends to apply for a renewal.

The Mining Licenses and the Exploration License are held by BMSC who is the operator for all of the licenses.

The Company intends to apply in 2013 for further expanded exploration rights around Bisha Mine.

The annual rental fee for the Exploration Licence is 53,200 Nakfa, and the annual licence renewal fee is 6,000 Nakfa (about US$3,500 and US$400 respectively).

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In October 2007 the Government of Eritrea indicated its strong support for the Bisha Project and for the development of a new and strong mining sector in Eritrea through its purchase of a 30% paid participating interest through ENAMCO. The purchase price and settlement for the 30% interest was determined during 2011, as disclosed in the notes to the Company’s annual financial statements. The shareholder structure of the BMSC is 60% Nevsun and 40% ENAMCO; with the ENAMCO shareholding comprising a 30% paid participating interest and a 10% free participating interest as provided by the country’s mining legislation.  In December 2007 BMSC concluded a mining agreement with the Government of the State of Eritrea containing all the normal provisions governing the future development and operations for the Bisha Project, including all substantive requirements of international financial institutions.

Royalties payable include Eritrean Government royalties of 5.0% on precious metal sales and 3.5% on base metal sales.

Accessibility, Climate, Local Resources, Infrastructure & Physiography

Eritrea is located above the Horn of Africa on the continent’s east coast, between Sudan to the north and west, and Ethiopia and Djibouti to the south.  Eritrea has an area of 124,320 square kilometersand a 1,151 kilometer long coastline on the Red Sea, which separates the country from Saudi Arabia and Yemen.

The country is divided into three main geographical zones: (1) the fertile and intensively farmed mountainous central plateau that varies from 1,800 to 3,000 metres above sea level (“masl”); (2) the eastern escarpment and coastal plain which are mainly desert, and (3) semi-arid western lowlands.       The Bisha Property is located in the western lowlands.

Eritrea has no year-round rivers and the climate is temperate in the mountains and hot in the lowlands.  The weather is usually sunny and dry, with the short or “belg” rains occurring between February to April and heavy or “meher” rains beginning in late June and ending in mid-September.

Asmara, the capital, is located at about 2,300 masl (7,500 ft.) and is serviced by regular international flights including flights out of Frankfurt, Cairo, Sanaa and Jeddah. There is a good network of paved roads connecting Asmara with the major regional centres of Keren, Massawa, Assab, Adi Quala and Barentu.  Power generation from the Hirgigo plant near Massawa supplies electrical power to Asmara and other major regional centres.  Landline telephone service is available from larger towns and cellular service is available in Asmara and surrounding towns, including Keren. Access to the Bisha Property is by paved road from Asmara to Akurdat, a distance by road of 181 kilometers.  From Akurdat access is via a 52 kilometer all-weather unpaved road, a portion of which is undergoing paving upgrade.

Comprehensive medical services are found in the larger towns with rudimentary medical clinics available in the smaller villages.  Schools are located in most villages.

Under the terms of the Mining Agreement, BMSC has the exclusive right of land use in the Mining License Area that is granted within the Mining Agreement Area and in the Harena Mining License Area.  This right is subject to the acquisition and settlement of any third-party land-use rights by payment of compensation and/or relocation at the expense of BMSC, in accordance with Eritrean Government Proclamation No. 68/1995, “Proclamation to Promote the Development of Mineral Resources and the Mining Agreement”.

BMSC holds all the necessary permits to support a mining operation.  For the mining operations, grant of the mining lease provides permission to construct and operate the Bisha Mine.  A permit had been granted for use of water from the Mogoraib River (currently being used with permission) and for the construction of a water diversion dyke which has been completed.

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Exploration

Nevsun has no record of any previous exploration or mining activities on the property or surrounding areas prior to 1998. In June 1998, Nevsun signed the Bisha Area Prospecting Licence Agreement with the State of Eritrea that was converted to the Exploration Licence in June 1999 covering an area of 49 square kilometers, later expanding to an area of 224 square kilometers in 2003. From 1998 to 1999, exploration activities consisted of reconnaissance-scale geological mapping, multi-element stream sediment sampling, ground geophysical surveys and limited “orientation” soil sampling, which showed the Bisha Gossan Zone to be highly anomalous in lead with significant values of copper, zinc and silver. Grab samples of the gossan returned anomalous gold values ranging up to 30.4 g/t Au.

Work was suspended between 1999 until late 2002 due to the border war with Ethiopia.

In November 2002, Nevsun completed a diamond-drilling program of six holes totalling 811meters at the Bisha Property to test the geophysical and geochemical anomalies at the gossan outcrop area. The drilling was sufficient to confirm the presence of a VMS deposit overlain by a supergene copper-enriched zone and a gold-enriched gossan cap.

Two phases of diamond drilling were completed in 2003 for a total of 18,619 meters in 141 holes. Additional work conducted during this program included mapping, geochemical sampling, trenching, geophysics (airborne and ground), metallurgical test work, petrographic work and bulk density measurements.

Further diamond drilling (163 holes totalling 28,879 meters), RC drilling (33 holes totalling 1,814 meters) and core/RC combination holes (9 holes totalling 592 meters) were completed between January and June 2004.  Additional work completed during this program included geophysical surveys, mapping, geochemical sampling, petrographic work, bulk density measurements, geotechnical work, environmental baseline work, and metallurgical test work.

During 2005, Nevsun completed diamond drilling of 135 holes in three zones (86 holes in Bisha Main Zone, 22 holes in the NW Zone, 27 holes in the Harena Zone totalling 18,053 meters).  The Bisha Main Zone drilling included 20 geotechnical and 8 metallurgical drill holes, drilled to provide further information on the deposit for use in the feasibility study on the Bisha Property dated November 15, 2006 (the “Bisha Feasibility Study”).  The mineral resource and mineral reserve contained in this study was updated in a technical report at that time.

In 2006, 8 diamond drill holes (1,680 meters), including one deep drill hole at the Bisha Main Zone, three drill holes at the Bisha hanging wall copper zone and 4 drill holes at the NW Zone satellite deposit were completed.  These holes were not included in the database used for mineral resource estimation in the Bisha Feasibility Study.

In 2007 additional ground geophysical (gravity) surveys were performed on new target areas within the Exploration License which were followed up in 2008 with mechanical trenching/pitting and geological mapping.

In 2009, 29 diamond drill holes (3,578 meters) were completed in the Bisha Main Zone and in the Harena Zone.  The Bisha Main Zone drilling consisted of 9 geotechnical holes to provide additional information for the pit design and 3 metallurgical holes, drilled to collect additional samples for designing the copper phase of the mill.  Harena Zone drilling consisted of 17 infill holes drilled at 50 meter spacings to better define the mineralization. An additional ground gravity survey was also performed on the Exploration License to the southwest of the Harena Zone.

In June-July 2010, 13 diamond drill holes (1,918 meters) were drilled to test gravity targets within the Exploration License.  No significant mineralization was intersected.  During this program an additional 6 metallurgical holes were drilled in the Bisha Main Zone to collect additional samples for designing the copper phase of the mill.  In November-December 2010, 34 diamond drill holes (2,448 meters) were drilled to infill the Harena Zone to reduce the drill hole spacing to 12.5 meters by 25 meters and 25 meters by 25 meters.  This infill drilling was focused on defining the oxide and supergene mineralization.

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In 2011, 167 diamond drill holes (33,788 meters) were drilled to define infill drill areas of known mineralization for resource expansion as well as for metallurgical and geotechnical studies and exploration.  At the Bisha Main Zone, 41 holes (15,950 meters) were drilled to infill drill the primary zone portion of the deposit currently classified as inferred resources in order provide additional confidence in the understanding of the mineralization in this area with the goal of upgrading the classification from inferred to indicated mineral resource estimates. As well, 3 holes (1,572 meters) were drilled to test the depth extents of the primary zone in the southern portion of the deposit. In addition to these exploration drill holes throughout the Bisha Main Zone, 6 holes (695 meters) were drilled for further geotechnical studies and 2 holes (180 meters) for supplementary supergene metallurgical test work. For the hanging wall copper zone that lies immediately west of the Bisha Main Zone, 82 holes (9,421 meters) were drilled in this western extension of the supergene in order to outline this expanded mineral resource.  These hanging wall copper exploration drill holes were drilled in 2 phases to define the mineralized area and infill with sufficient spacing to support mineral resource estimation.  At Harena, 4 holes (603 meters) were drilled for geotechnical studies, 2 holes (182 meters) were drilled for metallurgical studies and 5 holes (859 meters) were drilled to test coincident gravity/EM/soil geochemical anomalies 300 meters southwest along strike from the Harena deposit.  No significant mineralization was encountered.  In the NW Zone, 22 holes (4,325 meters) were drilled as part of an infill drill program and that continued in 2012.

In 2012, diamond drilling programs were undertaken across Bisha Main, Bisha Hangingwall (HW) Copper, Harena and the Northwest (NW) Zone, for a total of 112 holes and 19,432 meters.  This was a combination of exploration extension and infill drilling, as well as geotechnical and metallurgical investigative drilling required for mineral resource and mineral reserve estimations.

At Bisha Main, 12 geotechnical holes (3,049 meters) were drilled to provide data for a pit design optimization that included the HW Copper Zone extension to the Bisha Main deposit. Metallurgical drilling for a total of 12 holes (821 meters) was completed across the Supergene Zone of Bisha Main and HW Copper extension to provide supplemental data for the Bisha Main mineral resource estimate (effective date May 31, 2012).  A further 7 diamond cored holes for 410 meters were completed in October 2012 to test for gold potential above the HW Copper Zone within the Phase 5 Cutback of the Bisha Main open pit.

The majority of drilling in 2012 was centred on the development of the NW Zone to help facilitate the planned NI-43-101 resource estimate to be completed in third quarter 2013.  From March to July, 2012, 49 diamond cored holes (9,215 meters) completed another phase of the NW Zone drill program (which had commenced in 2011) focused on infill holes. The drilling completed a pattern of 25 meters by 50 meters as well as 50 meters by 50 meters drill spacing to a depth of 200 meters below surface for a central portion of the zone.  Further analysis of the NW zone showed potential for further strike, near surface and down dip extensions and a need to both extend and infill this potential economic deposit in order to produce a mineral resource estimate at an Indicated level during 2013.  Eight geotechnical holes (1,568 meters) and two metallurgical holes (471 meters) were also completed at Northwest.  While drilling the geotechnical holes north of the current outlined NW zone, mineralization was encountered as well as a separate gold and base metals enriched horizon east of the main body of mineralization.  This discovery of additional strike extension to the NW Zone was followed up in November and December with 16 additional diamond drill holes (2,776 meters) all intersecting further mineralization.  Drilling is planned to continue into 2013 to continue the process of expanding the NW Zone along strike, closer to surface and down-dip, as well as infilling  the deposit to a 25 meter by 50 meter spacing prior to complete the NI 43-101 resource estimate.

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At Harena, exploration diamond drilling in 2012 included a total of 6 holes (1,123 meters) with one of two drill holes at Harena intersecting mineralization peripheral to the Harena open pit.  The significance of the mineralization is yet to be fully understood. Of the four holes drilled just south of Harena, two intersected volcaniclastic stratigraphy well south of Harena and east of Hambok.

Geology and Mineralization

Mineralization found to date within the Project is typical of precious and base metal-rich volcanogenic massive sulphide (VMS) deposits.

Eritrea is divided into several north or northeast trending Proterozoic terranes, which are separated by major crustal sutures.  The Nacfa Terrane comprises low-grade metamorphosed calc-alkaline volcanics and sediments, and hosts base metal mineralization in the region surrounding the city of Asmara, and in the Gash-Barka district, including the Bisha polymetallic mineralization.

The VMS deposits at Bisha are hosted by a tightly and complexly folded, intensely foliated, bimodal sequence of generally weakly stratified, predominantly tuffaceous metavolcanic rocks.  Felsic lithologies appear to directly host the mineralization, predominate overall, and form the hanging wall stratigraphy.   A significant component of mafic metavolcanic rocks occurred in the more obviously bimodal footwall, which is exposed mainly to the east of the known mineralized zones.

The Bisha Main Zone deposit extends for over 1.2 kilometers along a north-trending strike, and has been folded (and overturned, dipping to the west) into an antiform so that there are two western and one eastern lenses.  The thickness of the lenses is variable from 0 meters to 70 meters.  The primary sulphide zone is below the weathering zone.  The massive sulphide lenses can locally exceed 70 meters in true thickness and show typical copper-rich bases and zinc-rich tops.

Deep weathering has affected Bisha Main Zone lenses that occur in low-lying areas by removing most of the sulphide and producing high-grade supergene blankets enriched in gold, silver, and copper in particular.  The gossan zone can vary in composition from highly siliceous and somewhat ferruginous to a massive goethite-hematite-jarosite gossan.  The depth of oxidation appears to be on the order of 30 meters to 35 meters in outcrop areas, but is variable in sand-covered areas.

The oxidation of the massive sulphides generated strong acid solutions that have progressively destroyed the sulphides and host rock.  A horizon of extremely acid-leached material or “soap” has developed between the oxide and supergene/primary domains.

The Harena deposit has been traced over a strike length of 400 meters, and is interpreted to be a northwest-dipping, tabular massive sulphide body, closed off by drilling to the northwest, but open to the southeast.  Host rocks to the Harena deposit are a bimodal, hydrothermally-altered suite of basalts and rhyolite-dacite volcanics.  Surficial weathering processes have produced three distinct zones of mineralization.  These include a surface oxide/gossan overlaying a secondary supergene horizon, which grades into a primary massive sulphide horizon at depth.  The gossanous horizon contains frequently anomalous levels of gold and silver.  Oxide and sulphide mineralized zones are approximately 400 meters in length and vary in thickness between 5 meters and 15 meters.

Additional prospects are known within the Project area; the most advanced is the Northwest (NW) Zone, located approximately 1.5 kilometers north of the Bisha Main Zone.

Drilling

Drilling on the Project has been undertaken in a number of core and one RC campaign from 2002 to December, 2012.  Drilling comprised a total of 804 drill holes (132,788 meters), of which 771 were core drill holes (130,003 meters) and 33 were RC drill holes (2,097 meters).  Drill programs have been completed primarily by a contract drilling crew, earlier supervised by Nevsun geological staff and now supervised by BMSC geological staff.

A total of 514 drill holes support mineral resource estimation at the Bisha Main Zone.  Much of the massive sulphide mineralization in the Bisha Main Zone has been well defined by drilling patterns of 25 meters spaced holes on sections spaced 12.5 or 25 meters apart.  This density decreases with depth on the deepest portions of the primary mineralization.  The deposit remains open at depth in the south, with the deepest intersections obtained to date returning long lengths of medium- to high-grade zinc mineralization.

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Core was logged for geological and geotechnical parameters, and photographed.  Drill collar locations have been verified by survey.  Down-hole surveys were not performed for the first 20 drill holes on the Project while all subsequent drilling has been down-hole surveyed using acid tests, Sperry-Sun Single-Shot and Reflex instrumentation.

Average drill core recoveries are 71% in the oxides, 71% in the breccia, 61% in the “soap” lithological unit, 91% in the supergene domain, and 98% in the primary sulphides.  Most of the low core-recovery assays were associated with the gold-rich oxidized portion of the deposit. These zones, which are now largely depleted, proved very challenging for grade prediction. Less grade variability is expected in the supergene as drill core recoveries are significantly better; however, localized variability may exist with respect to both in-situ grades and metallurgical response.

RC samples were 2 meters in length.  The maximum core sample length is 12 meters (only within wall rock away from mineralized intervals) and the minimum is 0.15 meters.  Within the zones of mineralization, sample lengths are generally between 1 meter and 3 meters.  Sample intervals are determined based upon mineralogical and lithological contacts.

Mine grade control initially consisted of one-metre RC samples weighing approximately 6 kilograms which were split in-pit and submitted to the on-site laboratory for sample preparation. Due to poor ground conditions in the Bisha Main oxide material, this plan was abandoned early in the mine life.  In most areas of oxide mineralization, reliable blast-hole samples could not be obtained either.  To mitigate for these conditions, a rip line sampling procedure was implemented. The rip lines are spaced 10 meters apart, vary in depth 0.2 meters to 1 meter with 3 to 4 kilogram samples collected every 2 meters. The Bisha Mine is preparing to revert back to RC drilling for the Supergene Zone when ground conditions improve significantly.

Sampling and Analysis

Sampling programs at the Bisha Property included drill core samples, RC samples and various geochemical samples, which included: surface rock chip, trench, auger, pit, soil, and stream sediment sampling. Nevsun established detailed logging, sample collection, and sample preparation protocols for core and RC sampling, and implemented procedures for the collection of geotechnical data.

All trench, rock chip and geochemical samples, including soil and auger, stream sediment, pit and termite mound samples collected during the drilling program conducted between February and June 2003 (the “2003 Phase I Program”) were shipped to the Horn of Africa Preparation Laboratory, in Asmara, which provided preparation services for Genalysis Laboratory Services Pty (Genalysis) of Maddington, Australia.  The preparation laboratory produced pulp samples that were subsequently shipped to Genalysis in Australia for analysis.  Following the 2003 Phase I Program, geochemical and rock chip samples were shipped to ALS Chemex Ltd. (ALS Chemex), in Vancouver, Canada.

The primary laboratory used by Nevsun for analytical work on the drilling programs was ALS Chemex.  Nevsun used the laboratory for both sample preparation and analyses from the initiation of the first drill program in 2002.  During the 2002 and 2003 Phase I Program, samples were shipped as half-core from the Bisha camp to Asmara and forwarded to ALS Chemex in Vancouver.  After establishing a sample preparation facility, designed and installed by ALS Chemex, at camp in September 2003, Nevsun sent coarse crushed and split material (-2 millimeters) for core, RC, and rock samples to ALS Chemex for subsequent pulverization and analyses.  All assay data contained in the database for mineral resource estimation was assayed by ALS Chemex.

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Both ALS Chemex and Genalysis are registered with the International Organization for Standardization (“ISO”) and are internationally recognized facilities.  ALS Chemex is registered to ISO 9001:2000 for the “provision of assay and geochemical analytical services” by BSI Quality Registrars.  The National Association of Testing Authorities Australia has accredited Genalysis, following demonstration of its technical competence, to operate in accordance with ISO/IEC 17025 (1999), which includes the management requirements of ISO 9002:1994.  The facility is accredited in the field of Chemical Testing for the tests, calibrations and measurements that are shown in the Scope of Accreditation issued by the National Association of Testing Authorities, Australia.

In 2009 the Company switched from ALS Chemex in Vancouver to ALS Chemex in Romania in order to save on shipping costs and to speed up turn-around times for obtaining analytical results. This proved to be of no benefit so the Company switched back to ALS Chemex in Vancouver in 2010. For metallurgical testing the Company has used Mintek and Maelgwyn in South Africa, and ALS Chemex and SGS Laboratories in Canada.

Sample programs included insertion of blank, duplicate and Standard Reference Material (SRM) samples.  The QA/QC program results do not indicate any significant problems with the analytical programs that would preclude use of the data.

The initial process of data verification for the Project was performed by Nevsun, and by external consultancies contracted by Nevsun staff.  During the Feasibility Study, and as part of the checks on data for this, and previous technical reports, AMEC reviewed drilling and other exploration and project data.  AMEC also submitted independent samples for verification of mineralization tenor at the Project.

The run-of-mine laboratory was established by SGS Mineral Services (SGS) and continued to be managed by SGS but operated by SGS-trained BMSC staff. With the transition to mining and processing of the copper supergene, operatorship as well as management of this laboratory will revert fully to SGS by mid-2013.

A detailed description of the sampling methods and quality control procedures are described in the Company’s 2012 Technical Report filed on SEDAR (www.sedar.com) and EDGAR (http://www.sec.gov/edgar.shtml).

Security of Samples

The chain-of-custody for core samples collected and being shipped from site is as follows:

  Core is transported to the Bisha camp by Bisha personnel and placed in the core logging area.
  The logging and sample preparation area and the Bisha camp is within a fenced and guarded compound.
  Core samples are crushed and sub-sampled.
  Prepared samples are placed in sealed barrels.
  Each barrel has a list of samples written on the outside of the container.
  A sample submission form accompanies each barrel.
  Barrels are transported to Asmara in company-owned vehicles arranged by BMSC.

The sample barrels are submitted to the Eritrean Ministry of Energy and Mines for inspection and submission to customs, a customs seal is placed on the barrels and they are shipped via air transport directly to ALS Chemex.

Mineral Resource Estimate

Commencing 2005, an initial mineral resource model for Bisha Main was constructed as were subsequent models with updated information. Subsequently in 2012, the resource model was again reviewed as part of Bisha’s Mineral Resources and Reserves Estimation Review by AGP, an independent mining and geological consulting firm that had not previously reported on the property.  AGP estimated the new mineral resources at Bisha.  AGP’s estimate was in turn reviewed by another independent third party engineering company.  AMEC Americas Limited estimated the new mineral resources at Harena.  In August 2012, AGP prepared the new combined Bisha and Harena mineral reserves estimate (May 31, 2012 effective date) and a NI 43-101 compliant Technical Report titled “Bisha Polymetallic Operation, Eritrea, Africa” is filed on SEDAR (www.sedar.com) and EDGAR (http://www.sec.gov/edgar.shtml).

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The original geological interpretation was completed by Nevsun based on lithologic, mineralogic and alteration features logged in drill core.  The overall interpretation at the Bisha Property changed little since the initial mineral resource estimate in 2004 and subsequent 2005 mineral resource model.           The deposit has been subdivided into six mineralized domains:  breccia, oxide, acid, supergene, primary Zn, and primary.  Some of the domain contacts have been revised relative to the 2004 interpretation based on new drill hole information or revised interpretations.  The general sizes of the domains and their positions relative to each other are consistent with the initial interpretations.

A 3D geological model was prepared in Gemcom® software to outline the six mineralized domains.    The resource model prepared in 2005 used ordinary kriging for grade interpolation.  The 2005 Bisha mineral resource estimate was based on 347 diamond and 9 reverse circulation pre-collar diamond drill holes covering a strike length of 1,200 meters and to depths varying from surface to 475 meters.

The 2012 Mineral Resource by AGP is the primary basis upon which the Company has publicly estimated its current resource and reserve estimates. The 2012 Mineral Resource, certified by the Qualified Person, resulted in a total mineral resource and reserve estimate as a result of 27,000 meters of diamond drilling in 2011 and from adjustments to the mine plan based on a new resource model cognisant of actual mining data in 2011 and early 2012. The 2012 Mineral Resource and Reserve estimate provided by AGP is compliant with CIM Definition Standards for Mineral Resource and Mineral Reserves as required by NI43-101 and has been filed on SEDAR (www.sedar.com) and EDGAR (http://www.sec.gov /edgar.shtml).

Mineral Resources were estimated using Gem’s 3D mining software version 6.3 (Gems) supplied by Gemcom Software International and were reported within a constraining pit shell. AGP received drill hole data from BMSC for the 2006, 2011 and 2012 drilling programs and imported them into the Bisha Gems drill hole database that included drill hole data to the end of 2005. A total of 116 delineation drill holes had been completed since the last resource estimate. AGP received sample data from rip-lines completed in the Bisha pit from the 2011 – 2012 grade control program. Sample collection from the grade control program and metallurgical drilling was ongoing at the time of the estimate, and as such, a cut-off date of February 14, 2012 was applied to the input data.

The final Gem’s drill hole assay database comprised 32,674 assayed samples from 472 diamond drill holes, 33 RC drill holes, and 9 diamond drill holes that were pre-collared to some depth as RC drill holes and 43,472 grade control samples from rip-lines.

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Table 1-1: Bisha Mineral Resources Estimate

The following tables are based on the 2012 Mineral Resource Review, as certified by the identified Qualified Persons as of the Effective Dates indicated. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Michael Waldegger, P.Geo., Effective Date: May 31, 2012
Indicated							Contained Metal
	NSR Cut-Off	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	($/t)	('000’s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Zone	46.42	740			6.08	43	-	-	145	1,020
Supergene Zone	35.29	8,000	3.75		0.72	28	661,390	-	185	7,200
Primary Zone	35.29	21,150	0.96	6.47	0.71	47	447,630	3,016,810	483	31,960
Total							1,109,020	3,016,810	813	40,180

Inferred							Contained Metal
		Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone		('000’s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Zone	46.42	330			5.31	111	-	-	56	1,180
Supergene Zone	35.29	300	1.73		0.19	5	11,440	-	2	50
Primary Zone	35.29	1,000	1.06	9.58	0.76	59	23,370	211,200	24	1,900
Total							34,810	211,200	82	3,130

The following notes should be read in conjunction with Table 1-1 above:

(1)	Domains were modeled in 3D to separate oxide, supergene and primary massive sulphide rock types from surrounding waste rock. The domains conformed to lithological contacts logged in diamond drill core and reverse circulation chips. Sub-domaining was further warranted to separate different grade populations within domains. The mined out portion of the oxide domain was also modeled, using an extensive grade control dataset.
(2)	Raw drill hole assays were composited to 2.5m lengths interrupted by domain boundaries.
(3)	Block grades for copper, zinc, gold and silver, as well as lead and arsenic were estimated from the composites using a combination of ordinary kriging (OK) and inverse distance weighted to the second power (ID2) into 5 x 5 x 5m blocks coded by domain. Blocks in the Oxide domain were estimated using grade control sample dataset as well as the drill hole dataset. All other domains used only the drill hole dataset.
(4)	Restrictive search distances were applied to high grade composites in order to limit their range of influence on block grade without entirely ignoring their high value.
(5)	Dry bulk density was estimated using ID2 from drill core samples collected throughout the deposit. The density of the Oxide domain was estimated from hand samples collected from within the open pit as well as from drill core samples.
(6)	Blocks were classified as indicated or inferred in accordance with CIM Definition Standards.
(7)	NSR was estimated using diluted grades, metal prices, recoveries and appropriate smelter terms and downstream costs.
-	Grades were diluted to a 5 x 5 x 5m block.
-	Metal prices used for copper, zinc, gold and silver were $3.30/lb, $1.05/lb, $1350/oz and $26/oz respectively.
-	Metallurgical recoveries, supported by metallurgical test work were applied as follows:
a.	Oxide zone: recoveries of 88% and 22% were applied for gold and silver respectively, based on actual production. Copper and zinc are not recovered during the oxide phase and therefore are not considered a part of the oxide mineral resources.
b.	Supergene zone: recoveries of 88%, 56%, and 54% were applied for copper, gold and silver respectively. Zinc has not been assigned a recovery as most of the supergene zone will be processed prior to start-up of the zinc flotation plant.
c.	Hanging wall zone (included in the supergene zone total): recoveries of 88%, 56%, and 54% were applied for copper, gold and silver respectively. Zinc has not been assigned a metallurgical recovery as most of this zone will be processed prior to start-up of the zinc flotation plant.
d.	Primary zone: recoveries to copper concentrate of 85%, 36%, and 29%, were applied for copper, gold and silver respectively. Recoveries to zinc concentrate of 83.5%, 9% and 20% were applied for zinc, gold and silver respectively. Due to uncertainty whether candidate smelters will pay gold and silver credits, they have been disregarded for cash flow estimates.
(8)	A Lerchs-Grossman pit shell was generated from the NSR and using mining costs of $2.08/t, plus $0.01/t/5 m bench for ore and $0.02/t/5 m bench for waste below the reference elevation of 540 m. The total ore based costs (process, G&A and stockpile re-handle) are $46.42/t for oxide, and $35.29/t for supergene and primary rock types. Overall pit slopes used in the pit optimization varied from 34.5º to 44º.

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(9)	Mineral resources were reported within the Lerchs-Grossman pit shell above an NSR cut-off equivalent to the total ore based costs stated above. The contained metal figures shown are in situ. No assurance can be given that the estimated quantities will be produced. All figures have been rounded to reflect accuracy and to comply with securities regulatory requirements. Summations within the tables may not agree due to rounding.
(10)	AGP undertook data verification, and reviewed Bisha’s quality assurance and quality control programs on the mineral resource data. AGP concluded that the collar, survey, assay and lithology data were adequate to support mineral resources estimation.

Table 1-2: Harena Mineral Resources Estimate

David Thomas P. Geo., Effective Date May 31, 2012
Indicated							Contained Metal
	NSR Cut-Off	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	($/t)	('000’s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Zone	48.92	220			3.79		-	-	27	-
Primary Zone	37.79	1,850	0.65	3.90	0.56	23	26,510	159,060	33	1,370
Total							26,510	159,060	60	1,370

Inferred							Contained Metal
		Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone		('000’s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Zone	48.92	40			4.49		-	-	6	-
Primary Zone	37.79	370	0.74	4.06	0.79	32	6,040	33,120	9	380
Total							6,040	33,120	15	380

The following notes should be read in conjunction with Table 1-2 above:

(1)	AMEC undertook data verification, and reviewed Bisha’s quality assurance and quality control programs on the mineral resources data. AMEC concluded that the collar, survey, assay and lithology data were adequate to support mineral resources estimation.
(2)	Domains were modeled in 3D to separate oxide, supergene and primary massive sulphide rock types from surrounding waste rock. The domains conformed to lithological contacts logged in diamond drill core. Sub-domaining was further warranted to separate different grade populations and zones with differing strike and dip orientation within domains.
(3)	Raw drill hole assays were composited to 3.0 m lengths broken at domain boundaries.
(4)	High grade assays were capped prior to compositing. Capping thresholds were assessed within each domain independently.
(5)	Block grades for copper, zinc, gold and silver and lead were estimated from the composites using a combination of ordinary kriging (OK) and inverse distance weighted to the third power (ID3) into 5 x 5 x 3 m blocks coded by domain. Grade estimation used only the exploration drill core dataset as the grade control drilling data was not available at the time of mineral resources estimation.
(6)	The density of the Oxide domain was assigned from the length weighted mean of core samples collected from drill holes. Dry bulk density of the primary sulphide was estimated by a regression of block grade estimates. The regression was derived from assays of sulphur, barium, iron, copper, zinc and lead.
(7)	AMEC reviewed the available grade control drill hole data. The results generally support the grades intercepted in the exploration core drilling.
(8)	Blocks were classified as indicated and inferred in accordance with CIM Definition Standards.
(9)	NSR was estimated using undiluted grades, metal prices, recoveries and appropriate smelter terms and downstream costs.
(10)	Metal prices used for copper, zinc, gold and silver were $3.30/lb, $1.05/lb, $1350/oz, and $26/oz respectively.
(11)	Metallurgical recoveries, supported by metallurgical test work were applied as follows:
a.	Oxide zone: a recovery of 75% was applied for gold. No metallurgical test work was completed to support a recovery for silver. Copper and zinc are not recovered during the oxide phase and therefore are not considered a part of the oxide mineral resources.
b.	Supergene zone: No recoveries were assigned as preliminary metallurgical test work was considered insufficient to support classification of the material as part of the mineral resources. With further metallurgical test work, the potential exists to add this 100kt to 150kt of material to the mineral resources.
c.	Primary zone: recoveries to copper concentrate of 85%, 36%, and 29%, were applied for copper, gold and silver respectively. A recovery to zinc concentrate of 72%, was applied for zinc.
(12)	A Lerchs-Grossman pit shell was generated from the NSR and using mining costs of $2.08/t. Ore based costs include $2.50/t for overland ore haulage. The total ore based costs (process, G&A and stockpile re-handle) are $48.92/t for oxide, and $37.79/t for the primary rock type. Overall pit slopes used in the pit optimization varied from 29˚ to 35.5˚.
(13)	Mineral resources were reported within the Lerchs-Grossman pit shell above an NSR cut-off equivalent to the total ore based costs stated above. The contained metal figures shown are in situ. No assurance can be given that the estimated quantities will be produced. All figures have been rounded to reflect accuracy and to comply with securities regulatory requirements. Summations within the tables may not agree due to rounding.

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Table 1-3: Combined Bisha and Harena Mineral Resources Estimate

Michael Waldegger, P.Geo. (Bisha) and David Thomas P. Geo. (Harena) Effective Date: May 31, 2012
Indicated						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	(000's)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Zone	960			5.56	33	-	-	172	1,020
Supergene Zone	8,000	3.75		0.72	28	661,390	-	185	7,200
Primary Zone	23,000	0.94	6.26	0.70	45	474,140	3,175,870	516	33,330
Total						1,135,530	3,175,870	873	41,550

Inferred						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	(000's)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Zone	370			5.22	99	-	-	62	1,180
Supergene Zone	300	1.73		0.19	5	11,440	-	2	50
Primary Zone	1,370	0.97	8.09	0.77	52	29,410	244,320	33	2,280
Total						40,850	244,320	97	3,510

Mineral Reserves

The Proven and Probable Mineral Reserves at the operation have been classified in accordance with the 2010 CIM Definition Standards for Mineral Resources and Mineral Reserves.  Mineral Reserves are defined within a mine plan, with open pit phase designs guided by Lerchs–Grossmann optimized pit shells, generated using metal prices for copper, zinc, gold and silver of $2.80/pound, $0.92/pound, $1,175/ounce, $22/ounce respectively. The NSR Cut-Offs ($US/t) are: Oxide Zone $46.42 for Bisha and $48.92 for Harena; Supergene Zone $35.29 for Bisha; and Primary Zone $35.29 for Bisha, and $37.79 for Harena.

The summary of the Mineral Reserves are shown in Table 1-4.  No re-estimates have been done by Nevsun nor have existing estimates been depleted by 2012 production. Although the contained gold estimate in the oxide zones from Bisha Main and Harena deposits noted in the Table below is 167,000 ounces, actual mining for the final 7 months of 2012 resulted in mill feed of 192,000 contained ounces. BMSCwill conclude gold production in late Q2 2013. Recent Q4 2012 production resulted in the latest oxide ore mineral reserve estimate (167,000 gold ounces) being exceeded by 15 percent.  In 2013 BMSC estimates to produce a further 60 percent more gold than the oxide mineral reserve estimates.    While not yet reconciled, this implies the oxide mineral reserve estimates for gold from the 2012 Technical Report may have under-estimated contained gold by as much as 75 percent.  This not-in-reserve (NIR) gold production is not considered a material mineral reserve increase when viewed in the context of the entire oxide, supergene and primary mineral reserve estimates at Bisha.

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Table 1-4:  Bisha and Harena Reserves Estimate (Effective Date: May 31, 2012)

Zone	Tonnes (‘000s)					Contained Metal
		Cu %	Zn %	Au g/t	Ag g/t	Cu ('000s lb)	Zn ('000s lb)	Au ('000s oz)	Ag ('000s oz)
Bisha Probable Mineral Reserve Estimate
Oxide Zone	720			6.18	44	-	-	143	1,020
Supergene Zone	6,420	4.09		0.67	28	578,880	-	138	5,780
Primary Zone	17,660	1.13	6.54	0.73	49	439,950	2,546,260	414	27,820
Total						1,018,830	2,546,260	695	34,620
Harena Probable Mineral Reserve Estimate
Oxide Zone	180	-	-	4.21	-	-	-	24	-
Primary Zone	1,530	0.64	3.95	0.55	23	21,590	133,240	27	1,130
Total						21,590	133,240	51	1,130
Combined Bisha and Harena Probable Mineral Reserve Estimate
Oxide Zone	900	-	-	5.79	35	-	-	167	1,020
Supergene Zone	6,420	4.09	-	0.67	28	578,880	-	138	5,780
Primary Zone	19,190	1.09	6.33	0.72	47	461,540	2,679,500	441	28,950
Total						1,040,420	2,679,500	746	35,750

Notes to accompany Mineral Reserve Table:

(1)	NSR Cut-Off ($US/t): Oxide Zone $46.42 for Bisha and $48.92 for Harena; Supergene Zone $35.29 for Bisha; and Primary Zone $35.29 for Bisha and $37.79 for Harena. Mineral reserves are defined within a mine plan, with pit phase designs guided by Lerchs–Grossmann (LG) pit shells and generated using metal prices for copper, zinc, gold and silver of $2.80/lb, $0.92/lb, $1175/oz, $22/oz respectively. The mining cost was $2.08/t, plus $0.01/t/5 m bench for ore and $0.02/t/5 m bench for waste below the reference elevations of 540 meters above mean sea level and 600 meters above mean sea level for Bisha and Harena respectively. The total ore based costs (process, G&A and stockpile re-handle) are $46.42/t for oxide, and $35.29/t for supergene and primary ores. Harena ore based costs include an additional $2.50/t overland ore haulage cost. Overall pit slopes varied from 34.5º to 44º for Bisha and from 29º to 35.5º for Harena.
(2)	Economic values for the multi-metal, multi-zone deposits were modeled using Net Smelter Return values. For each block, NSR values were calculated using diluted indicated grades, metal prices, recoveries and appropriate smelter terms and downstream costs. Metallurgical recoveries, supported by metallurgical test work, were applied as follows:
(3)	Bisha oxide zone: recoveries of 88% and 22% were applied for gold and silver respectively, based on actual production. Copper and zinc are not recovered during the oxide phase and therefore are not considered a part of the oxide mineral reserves.
(4)	Harena oxide zone: a recovery of 75% was applied for gold. Test work was not performed to support a silver recovery. Copper and zinc are not recovered during the oxide phase and therefore are not considered a part of the oxide mineral reserves.
(5)	Bisha supergene zone: recoveries of 88%, 56%, and 54% were applied for copper, gold and silver respectively. Zinc has not been assigned a recovery as most of the supergene zone will be processed prior to start-up of the zinc flotation plant. An arsenic recovery of 67.5% was applied for smelter penalty inclusion in the NSR calculation and cash flow analysis.
(6)	Bisha hanging wall zone: recoveries of 88%, 56%, and 54% were applied for copper, gold and silver respectively. Zinc has not been assigned a metallurgical recovery as most of this zone will be processed prior to start-up of the zinc flotation plant.
(7)	Bisha primary zone: recoveries to copper concentrate of 85%, 36%, and 29%, were applied for copper, gold and silver respectively. Recoveries to zinc concentrate of 83.5%, 9% and 20% were applied for zinc, gold and silver respectively. Due to uncertainty whether candidate zinc smelters will pay gold and silver credits, they have been disregarded for cash flow estimates.
(8)	Harena primary zone: recoveries to copper concentrate of 85%, 36%, and 29%, were applied for copper, gold and silver respectively. A zinc recovery of 72% to zinc concentrate was applied. Gold and silver recoveries to zinc concentrate were not available at the time of analysis.
(9)	Mineral reserves are reported within the Bisha and Harena ultimate pit designs, using the NSR block grade, where the marginal cut-off is the total ore based cost stated above. Tonnages are rounded to the nearest 10,000 tonnes and grades are rounded to two decimal places with the exception of silver which was rounded to zero decimal places.
(10)	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.
(11)	Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces, contained copper and zinc pounds as imperial pounds.
(12)	The life of mine strip ratios for Bisha and Harena are 6.5:1 and 10.2:1 respectively.
(13)	The Bisha probable mineral reserves for oxide material are inclusive of 284 kt at 4.69 g/t Au in stockpile as of 31 May 2012.

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(14)	The Mineral Reserves have not been adjusted for the mining depletion since the effective date. The oxide mineral reserves are now largely depleted and the supergene and primary mineral reserves are unchanged.

The Bisha Main and Harena deposits are being mined by conventional open pit mining methods.          The Bisha Main pit consists of nine individual pit phases, where the first three phases targeted oxide production, the second three will target supergene production and the final three phases will target primary production.  The oxide zones are currently providing mill feed to the plant, and Phases 5 and 6 are currently being stripped to prepare for supergene production.  The Harena pit features two pit phases, one targeting oxide production and the final phase targeting primary production (there are no supergene reserves at Harena).  At the time of writing, the oxide zones are nearing completion.

The mine has an estimated life of approximately 12 years less one partial year of depletion (June 2012 to December 2012) at mill throughputs of between 1.6 million tonnes to 1.8 million tonnes per annum for oxide, 2.4 million tonnes per annum for supergene, and 2.4 million tonnes per annum for primary materials.

The mining method is conventional selective open pit mining, with mining rates (ore plus waste) of approximately 40,000 tonnes per day during the oxide phase in 2012.  Mining rates increase to a peak of just under 65,000 tonnes per day later in the mine life as deeper primary mineralization is mined with higher strip ratios.

Operations

As summarized in Table 1-5, during 2012 the Bisha Mine has produced 313,000 ounces of gold.

Table 1-5:

	Q4 2012 3 months ending December 31	Q3 2012 3 months ending September 30	Q2 2012 3 months endin June 30	Q1 2012 3 months ending March 31	2012 12 months ending December 31
Mining
Ore mined, tonnes	426,000	316,000	500,000	349,000	1,591,000
Waste mined, tonnes	2,602,000	2,590,000	1,659,000	1,826,000	8,677,000
Strip ratio, (calc in BCM’s)	7.1	10.3	4.0	6.2	7.4
Cu phase prestrip, tonnes	-	-	481,000	739,000	1,220,000
Milling
Ore milled, tonnes	447,000	465,000	465,000	430,000	1,807,000
Feed grade, g/t	3.85	7.40	6.93	6.58	6.21
Processing
Recovery % of gold	84%	87%	85%	86%	86%
Gold in doré, ounces poured	46,000	98,000	87,000	82,000	313,000

The Bisha Mine operated in excess of plan for gold feed grade while meeting plan for milling and just short of plan for gold recovery.

Nevsun is currently reconciling its 2012 ore control model with the May 2012 mineral resource model and mineral reserve estimate at Bisha, based on actual production data from 2012.

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Metallurgical Test Work and Process Plant Design

The Bisha Property mineral resource contains three ore types: the gold and silver bearing oxide cap (should be exhausted by Q2 2013), underlain by a more complex secondary copper mineralized supergene ore, which is in turn underlain by the primary ore with chalcopyrite (copper) and sphalerite (zinc) mineralization.

The metallurgical performances of the three ore types corresponding with the May 2012 mineral reserves are summarized in Table 1-6.

Table 1-6: Expected Metallurgical Performance of the Three Ore Types
	%Au Recovery	%Ag Recovery	%Cu Grade	%Cu Recovery	%Zn Grade	%Zn Recovery
Bullion from Bisha Oxide Ore	88	22	-	-	-	-
Bullion from Harena Oxide Ore	75	n/a
Cu Concentrate from Bisha Supergene Ore	56	54	30	88	-	-
Cu Concentrate from Bisha Primary Ore	36	29	25	85	3.9	2.1
Zn Concentrate from Bisha Primary Ore	9	20	0.3	-	55	83.5
Cu Concentrate from Harena Primary Ore	36	29		85	-	-
Zn Concentrate from Harena Primary Ore	n/a	n/a		-		72

The oxide, supergene and primary ores will require different processing techniques and equipment.      The current plan after completion of the oxide ores, will be to mine the remaining two zones (supergene zone at Bisha Main and the primary zones Bisha Main and Harena) in succession with a potential two year overlap of the supergene and primary ore pending further review to optimize the mine production schedule from an economic perspective. When the oxide ore is exhausted anticipated at the end of Q2 2013, the supergene ore process flotation equipment will be ready to accept its first copper ore as it will be commissioned prior to cessation of oxide gold operations.  There is not expected to be much delay following the gold plant being placed on care and maintenance apart from expected transition and commissioning start-up.  This will allow a manageable transition from processing the oxide ore to the processing of the supergene ore.  Before the supergene ore is exhausted, the additional flotation equipment required to process the primary ore will be installed and commissioned to permit the ability to process primary ore.   In this instance, there will be some amount of transition period where campaigning of both ore types will be required, likely no more than two years.  No interruption to production is anticipated to be required for this latter interwoven transition from supergene ore to primary ore.

The oxide ore is currently processed by cyanide leaching and the supergene and primary ores will be processed by flotation.  The crushing, grinding and tailing systems will be common for the three plants.  In the first two years of production, gold and silver was recovered by cyanide leaching, adsorption on to activated carbon, stripped and recovered and then smelted into doré bars and flown to refiners.  Production of copper concentrate is expected to begin mid-2013, with significant quantities for 2014-2015, and smaller quantities in 2016-2023 due to lower copper grades.  Zinc concentrate production occurs in 2015-2023.  Concentrate will be transported by road in special reusable half-height sealed containers to the existing container port of Massawa.  The contents of the containers will be loaded into ocean freighters for shipment to smelters.

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Copper Plant Phase II Update

Starting with the copper production phase in 2013, the Company expects to increase ore tonnage throughput by 20%.  An engineering, procurement, construction, and management (“EPCM”) contract awarded to SENET, the same company which built the gold plant, has progressed well.

All major process critical and long lead orders have been placed. Manufacturing/fabrication works are essentially complete and all major structural steel work has been delivered to site. Process critical deliveries are 99.7% complete. The bulk of the civil foundations are complete with the exception of the concentrate storage pad, and with only the regrind mill area remaining, surface beds are essentially complete. The ramp for the weighbridge is also in process of completion. Mechanical installations are nearing completion with efforts being focused on finalizing the filter press installation. Piping installation is underway and electrical tests and checks have been carried out on electrical transformers, cables, and motors. Some equipment has been inspected, accepted, and signed-off by the Company.  Actual project progress as at January 31, 2013 was 85%. As at January 31, 2013, the forecast for the start of ore/hot commissioning is May 2013 with copper concentrate production expected to commence in mid-2013.

The total cost commitments for the execution phase to the end of January 2013 amount to US$74 million (excluding spares, owners’ costs and the port facilities) against a budget of US$97 million (budget of $125 million including spares, owners’ costs and the port facilities).

The completion of the Copper Plan Phase 2 activities described above are subject to all of the Risk Factors noted elsewhere in this Report.

Mine Waste and Water Management

Waste rock from the Bisha open pit is being placed in two separate waste rock dumps, non-acid generating (NAG) and potentially acid generating (PAG). The decision on where to place future waste rock excavated during pit stripping will be based upon final waste rock characterization laboratory work currently being updated. Waste rock characterization at Harena has indicated there is no PAG for the oxide zone and consequently no requirement for drainage and sump systems. Waste rock dump locations are determined taking into account the level of environmental impact, optimizing mining operations, and permit expansion of mining areas based on further exploration programs. The Bisha PAG waste rock dump has been designed with compacted low permeable soil base layer, drainage and seepage collection system, and sumps to facilitate re-use of any seepage in the process plant. Design criteria at both pits allows for gravity drainage to the open pits on closure.

Tailings generated from the processes are pumped to the Tailings Management Facility (TMF) situated to the north of the process plant. Site selection of the TMF was based on storage characteristics of the basin and natural topography, extent of environmental impact and embankment construction requirements.  The TMF is lined with an impermeable HDPE liner to reduce any potential impact to groundwater aquifer and/or downstream users.  An aggressive return water methodology of operation ensures maximum re-use of this valuable resource.  A vigorous cyanide monitoring program is in place to ensure compliance with International Cyanide Management Code requirements. The next 3 meter lift of the existing TMF is planned to be complete by end of June 2013.

Surface water flow in the project area is non-existent for much of the year; however, river and stream flow can be significant during precipitation events.  Three separate diversions in the Freketetet River ensure that storm water is directed away from operations to both the east (Shatera River) and the west (Mogoraib). These diversions have enabled downstream communities to develop river-fed agricultural opportunities. Groundwater is the main water source for the process plant, the volume of which is reduced by a zero discharge policy, judicious re-use of poor quality pit sump water and maximum use of dewatering well waters.

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Infrastructure

The major infrastructure includes electrical power supply, and a well farm for freshwater supply.  Electrical power is by a containerised diesel generating plant supplied and operated by a reputable international contractor through a rental contract.

Freshwater which is used to supplement the mine re-cycling initiatives, is supplied from groundwater produced from a combination of a well field located approximately 1.5 kilometers southeast of the process plant site and another well field located approximately 6.5 kilometers southeast of the process plant along the base of the slope of the adjacent mountain range.

A port site for the storage and loading of copper and zinc concentrate, produced from the later second (copper) and third (zinc and copper) phases of project development is already well advanced at the Port of Massawa. The port has sufficient draught and the Company has selected and ordered a handling system which is flexible and able to be expanded through a modular design to accommodate both copper and future zinc concentrates.  The container-based system will be available for shipping concentrate in Q2 2013.

Socioeconomic and Environmental Assessment and Approval

The environmental assessment phase of Bisha Mine commenced with baseline studies in 2004. The Terms of Reference for the Social and Environmental Impact Assessment (SEIA) project was approved by the Eritrean Ministry of Energy and Mines in March 2006 and the SEIA was completed in December 2006.  During 2009 the Company completed an update report which augmented the 2006 SEIA and addressed the revisions to the configuration of the project that had occurred since the Bisha Feasibility Study.  The project social and environmental management plans were extended to capture the additional details of the project resulting from the advancement of engineering and development and to ensure full compliance with the Eritrean National Standards, and the 2006 International Finance Corporation Performance Standards as applied to the Equator Principles. The Company continues to consult and work closely with government ministries on matters pertaining to social and environmental aspects and will continue to do so through the life of the mine.  There have been no material adverse social or environmental impacts identified.

Social and environmental management plans (SEMP) are in place and serve to assist the Company in achieving compliance of the operation to both Eritrean legislation and where this is not available, to international best practice or standards. An in-house review and update of the SEMP was conducted during 2012 based on comments received by the Impact Review Committee (IRC). An independent review and update of the SEMP is planned for completion during Quarter 2 of 2013 and will address the roles and responsibilities, new operations and new areas to be included in the SEMP. In 2013 the Company expects to develop a fully functional Environmental Management System (EMS) based on ISO 14001 (the International Organization for Standardization’s environmental management system) with the aim of improving the management, review, and governance of environmental aspects associated with the operation. Internally, policies and statements of intent have been developed with respect to environmental policy, water conservation, energy conservation, cyanide management and materials management. These policies are expected to be augmented with training, awareness and toolbox talks, with the goal of implementing these policies throughout the workforce. An extensive environmental monitoring program which includes air quality (ambient and operational dust and emissions), noise (ambient and operational), water qualities and quantities, natural resources (soils, wildlife, livestock, erosion, ecology, and botanical) measure the effectiveness of the proposed mitigation actions in the environmental management plans. The conceptual closure plan of 2009 has been updated to include the new operations at the Harena deposit.

The Company continues to consult and work closely with government ministries through the submission of annual and quarterly reports and quarterly inspections by the IRC and will continue to do so throughout the life of the mine.  There were no adverse social or environmental incidents for 2012.

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Exploration & Development

Development of the Bisha Project commenced in 2008.

At 2010 year-end, plant construction was complete.  The first gold pour took place in late December 2010.  Commercial production was declared in February 2011.

Prior to commencement of operations the mine life was modeled for thirteen years; however, the Bisha deposit has been drilled to depths lower than the 200 meter currently modeled pit and mineralization has been identified as low as 380 meters and open beyond that depth.  Accordingly, the Company intends to further identify and quantify resources beyond the current pit with the goal of extending the life of mine well beyond thirteen years.

Work is currently in progress to evaluate the Northwest Zone as a potential feed source for the Bisha operations, and an initial resource estimate is expected to be completed in Q3, 2013.  Evaluation of the newly acquired Hambok historic mineral resource will also commence with compilation of the acquired data, assaying additional drilling, as well as geological and resource modeling being completed in 2013.

Further exploration work is also planned to explore new targets on the Mining and Exploration Licenses.  High priority targets have been identified adjacent to the Bisha pit and regionally on the newly acquired Mogoraib Exploration License.

DIVIDENDS

In 2012 the Company declared two cash dividends of $0.05 per common share ($0.10 per common share annually) on May 15, 2012 and November 15, 2012 which were paid to shareholders on July 16, 2012 and January 15, 2013 respectively.

The Company declared its first cash dividend of $0.03 per share in May, 2011, which was paid to shareholders of record at the close of business on June 30, 2011.  The second dividend was declared in November, 2011 for $0.05 per share to shareholders of record at December 31, 2011, giving shareholders an accumulated annual dividend of $0.08 for a total payment of $15,947,885.

The Company intends to continue to pay a semi-annual dividend as cash flow permits, with the amount to be decided by the Company’s board of directors.

DESCRIPTION OF CAPITAL STRUCTURE

The Company has authorized capital of an unlimited number of common shares without par value, 199,007,815 of which are issued and outstanding at the date of this AIF.  All shares in the capital of the Company are of the same class.  The holders of common shares are entitled to dividends, if, as and when declared by the board of directors, to one vote per common share at meetings of the shareholders of the Company and, upon liquidation, to share equally in such assets of the Company as are distributable to the holders of common shares.

The Company also has stock options outstanding in accordance with its Former and New Stock Option Plans.  On August 1, 2012, the Board approved the New Plan to replace the Former Plan which was approved by Shareholders on September 5, 2012 and was approved by the TSX.

The Company’s ability to grant options under the Former Plan expired on April 27, 2012. At the date of this AIF, the Former Plan had 7,967,500 options outstanding (of which 7,007,500 are vested), representing 4.0% of the Company’s outstanding shares, and as such, will remain in existence under the terms of the Former Plan until they have been exercised, cancelled or have otherwise expired. Each vested option is exercisable for one common share of the Company.  No warrants are outstanding.

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The Company also has 2,865,000 stock options outstanding in accordance with its New Stock Option Plan, of which zero are vested, representing 1.43% of the Company’s outstanding shares; each vested option is exercisable for one common share of the Company.  No warrants are outstanding.

The total number of Company stock options outstanding (total of Former Plan and New Stock Option Plan) is 10,832,500 representing 5.44% of the Company’s outstanding shares.

As at January 1, 2012, 11,382,972 stock options were available for grant, but not granted pursuant to the Company’s Former Plan.  The Company’s ability to grant options under the Former Plan expired on April 27, 2012.  As at December 31, 2012, 2,573,840 stock options were available for grant, but not yet granted, pursuant to the Company’s New Stock Option Plan.

The New Plan is more restrictive than the Former Plan in that it reduces the number of shares which can be issued and the length of time before expiry.  It most notably restricts the number of options which may be granted to non-employee directors which aims to achieve an equitable balance of cash and share compensation that is both attractive to its directors and reasonable to its shareholders, without compromising the objective views which are a key element in decisions made or agreed upon by directors.

The New Plan will be engaged under its new terms, providing for a maximum number of securities equaling 6.75% of the outstanding shares which may be granted as options and including in this calculation the number of options currently outstanding in the Former Plan.

The Company has not asked for, and is not aware of any stability or provisional ratings on the Company’s securities set by any approved rating organization.

MARKET FOR SECURITIES

The Company’s common shares have traded on the Toronto Stock Exchange (“TSX”) since March 8, 1996 and on the NYSE MKT LLC (“NYSE MKT”) since January 12, 2005.  During the 2012 financial year, the closing price of the Company’s stock on the TSX ranged from CAD$2.65 to CAD$6.51, with monthly trading volume on the TSX ranging from 5.4 million shares in November to 18.7 million shares in February, with an average monthly volume of 11.2 million shares on TSX plus 13.0 million shares on NYSE MKT, for a total average monthly volume of 24.2 million shares.  There are no seasonal trends to fluctuations in volume or trading price.  The monthly high/low trading prices and closing prices on the TSX and monthly volume for 2012 is as follows:

Common Shares
CAD $	High ($)	Low ($)	Close ($)	Volume
January	6.10	5.80	6.41	9,125,800
February	6.80	3.72	3.98	18,740,500
March	4.19	3.13	3.58	13,651,700
April	3.82	3.11	3.54	7,584,700
May	3.46	2.71	3.62	15,138,800
June	3.87	3.28	3.27	10,781,200
July	3.33	2.75	3.46	13,171,100
August	3.79	3.25	3.91	8,909,300
September	4.55	3.95	4.55	14,711,400
October	4.72	4.31	4.67	7,430,700
November	4.51	3.93	3.98	5,407,300
December	4.25	4.11	4.25	9,305,200

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DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets forth, for each director and officer of the Company as of the date of this AIF, the name, municipality of residence, office, periods of service and the principal occupations in which each director and executive officer of the Company has been engaged during the immediately preceding five years.  Each director of the Company holds office until the next annual general meeting of the shareholders of the Company or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the articles of the Company or he becomes disqualified to act as a director.  Each executive officer is appointed by the Board of Directors.

Name, Municipality Of Residence and Position Held	Principal Occupation for the Past Five Years	Director Since	Number & Percentage of Shares Held
R. Stuart Angus(1)(3)(5)(6) Sechelt, British Columbia Chairman and Director	Business advisor to the mining industry 2006-present.	January 2003	402,392 (<1%)
Robert J. Gayton(1)(2)(5)(6) West Vancouver, British Columbia Director	Financial Consultant since 1994.	November 2003	62,470 (<1%)
Gary E. German(1)(2)(3)(4)(5) Toronto, Ontario Director	Independent Director and Advisor for international resource companies 2005-present; President, Old Saw Mill Investments Inc. 2009-present.	April 1996	291,794 (<1%)
Gerard E. Munera(1)(2)(3) (5) Greenwich, Connecticut Director	Managing Director, Synergex Group, investment holding company; Executive Chairman, Arcadia Inc., manufacturer of building parts, since 1995.	April 1996	582,618 (<1%)
Clifford T. Davis Vancouver, British Columbia President, Chief Executive Officer, Director	President and Chief Executive Officer of the Company since August 2008; Chief Financial Officer and Executive Vice President of the Company 2005-2008.	December 1997	1,553,219 (<1%)
Frazer W. Bourchier North Vancouver, BC Chief Operating Officer(4)	COO of the Company since 2012; VP Business Development & Technical Services, Silver Wheaton Corp. 2010-2012; Consultant, Aurizon Mines Oct-Dec 2009; VP Operations & Business Development, Intrepid Mines Ltd. 2008-2009.	N/A	0
Joseph Giuffre North Vancouver, BC Chief Legal Officer and Corporate Secretary	CLO and Secretary of the Company since January 2013; partner of Axium Law Corporation, 2005-2012.	N/A	24,500 (<1%)

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Name, Municipality Of Residence and Position Held	Principal Occupation for the Past Five Years	Director Since	Number & Percentage of Shares Held
Fausto Taddei Burnaby, BC Chief Financial Officer	CFO of the Company since January 2013; VP and CFO, Aura Minerals Inc. 2008-2012.	N/A	0
Peter J. Hardie Maple Ridge, British Columbia VP Finance	VP Finance of the Company since January 2013; CFO of the Company August 2008-December 2012; Controller & Sr. Accountant of the Company 2005-2008.	N/A	2,000(<1%)
Peter Manojlovic Delta, British Columbia VP Exploration	VP Exploration of the Company since 2012; VP Exploration, Sabina Gold & Silver Corp., 2010-2012; Chief Geologist, Sabina Gold & Silver Corp., 2009-2010; Consultant, Paragon Minerals Corporation, February 2009; Senior Project Leader – New Ventures, Teck Resources April 2007-January 2009.	N/A	0
Todd Romaine West Vancouver, British Columbia VP Corporate Social Responsibility	VP Corporate Social Responsibility of the Company since November 2012; Senior Manager, Land Services (Operations), Enbridge Inc. 2008-2012; Chief Land Administrator, Inuvialuit Regional Corporation 2006-2009.	N/A	0
Scott Trebilcock Vancouver, British Columbia VP Business Development & Investor Relations	VP Business Development & Investor Relations of the Company since 2010; VP Business Development, Nautilus Minerals 2007-2010.	N/A	0

(1)	Member of the Governance Committee
(2)	Member of the Audit Committee
(3)	Member of the Human Resources Committee
(4)	Member of the Social Environment, Health & Safety Committee
(5)	Member of Special Committee
(6)	Member of the Litigation Committee

As of March 20, 2013, the directors and executive officers of the Company, as a group, beneficially owned directly or indirectly, or exercised control or direction over 2,918,993 common shares or approximately 1.5% of the issued and outstanding common shares of the Company.  The same directors and executive officers, as a group, have been granted and currently hold options to purchase up to 6,500,000 shares of the Company, 1,745,000 of which were granted in 2012.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Certain directors or executive officers of the Company are, at the date of this AIF, or have been within the 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of a company that:

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(a)     was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)     was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, details of which are described as follows:

Robert Gayton was a director and officer of Newcoast Silver Mines Ltd. at the date of a Cease Trade Order issued by the British Columbia Securities Commission on September 30, 2003 and by the Alberta Securities Commission on October 31, 2003 for failure to file financial statements.  The orders were revoked on October 23, 2003 and March 25, 2004 respectively.

R. Stuart Angus is a director of Wildcat Silver Corporation (“Wildcat”), which requested and received notice from the British Columbia Securities Commission of the issuance of a management cease trade order (the “MCTO”) on October 30, 2007 in connection with the late filing of its annual audited consolidated financial statements for the fiscal year ending June 30, 2007.  Wildcat’s failure to make the filing within the required time frame was due to the need to clarify potential foreign tax obligations relating to an acquisition it made.  The required filing was made on January 7, 2008 and the MCTO was revoked on January 8, 2008.

One director of the Company has been, within the 10 years before the date of the AIF, a director or executive officer of a company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, details of which are as follows:

Gerard E. Munera resigned from the board of SiVault Systems Inc. on October 10, 2006; in July of 2007, SiVault Systems Inc. started bankruptcy proceedings.

No director or executive officer of the Company, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or officer of the Company, or to the Company’s knowledge, a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has

(a)     been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)      been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of the Company’s knowledge, there are no existing or potential material conflicts of interest between the Company or a subsidiary of the Company and a director or officer of the Company or a subsidiary of the Company.

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Audit Committee

The Company has a separately-designated standing audit committee in accordance with CSA National Instrument 52-110 Audit Committees and with Section 3(a)(58)(A) of the United States Securities Exchange Act of 1934, as amended.

Audit Committee Charter

The Board has adopted a charter for the Audit Committee which sets out the committee’s mandate, composition, responsibilities and duties.  A copy of the Audit Committee Charter is attached to this AIF as Schedule “A”.

Independent Advice & Funding

The Audit Committee shall have the authority to determine the appropriate funding for the ordinary administrative expenses of the Audit Committee.  In addition, the Audit Committee may, in its sole discretion, retain, at the expense of the Company, and determine the compensation to be received by, such legal, financial or other advisors or consultants as it may deem necessary or advisable in order to properly and fully perform its duties and responsibilities hereunder.

Composition of the Audit Committee

The Audit Committee has three members, all of whom are independent and financially literate. An outline of each member’s relevant education and experience follows:

Robert J. Gayton, Chairman. Mr. Gayton is a Chartered Accountant with a Ph.D Business from the University of California (1973).  He is a director and audit committee chairman of a number of companies, including Western Copper and Gold Corp., Amerigo Resources Ltd. and B2Gold.  Mr. Gayton is a current member of the Institute of Chartered Accountants of B.C.  From 1976-1987 he was a partner with the accounting firm Peat Marwick Mitchell in Mississauga, Coquitlam and Vancouver. Mr. Gayton has shown that he has a clear understanding of the relevant accounting principles, internal controls and procedures for financial reporting, and the relevant experience preparing, auditing, analyzing and evaluating financial statements and their associated complex issues.

The Audit Committee has determined that Mr. Gayton is an audit committee financial expert within the meaning of the rules promulgated by the SEC and that Mr. Gayton is independent within the meaning of the NYSE MKT Company Guide.

Gary E. German. Mr. German has over thirty five years of senior management and executive positions in global resource projects and companies, including the provision of strategic and corporate finance direction and international commodity brokerage operations. Previously he was Managing Director, Corporate Finance Group (resources), Kingsdale Capital Corp. (02-03), and prior to this Chairman of the Finance Committee and Senior Advisor to the President-CEO of Ma'aden, the Kingdom of Saudi Arabia's mineral resource development corporation. Mr. German is a graduate of the University of Toronto (Bachelor of Applied Science, Industrial Engineering) and the University of Western Ontario (Diploma, International Management).

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Gerard E. Munera. Mr. Munera, a US citizen, is Managing Director of Synergex Group LLC, an investment holding company, and Executive Chairman of Arcadia Inc., a manufacturer of building products.  He has served on the Audit Committees of three public company boards and has a diverse background which includes engineering, economics, sales, finance, operations, mining and metals. His tenures have included Chief Financial Officer or Chief Executive Officer of several mining and metals companies, including 20 years with Pechiney, first as CFO and then as CEO of their Argentine subsidiary, then as CEO of their US subsidiary Howmet Aluminum and then as Senior Vice President of their Ferro Alloys, Uranium and Carbon businesses in several international locations, all of which included detailed financial involvement with the company.  Mr. Munera was also CEO of Union Miniere for five years and CEO of Minorco USA for three years.

Pre-Approval Policies and Procedures

The Audit Committee has adopted policies and procedures for the engagement of non-audit services, described as follows:

The Company and its subsidiaries will not engage its external auditor KPMG LLP (“KPMG”) to carry out any non-audit services that are deemed inconsistent with an auditor’s independence (“Prohibited Service”).  The Audit Committee will consider the pre-approval of permitted services to be performed by the external auditor in each of the following broad categories:

Audit Services, Audit Related Services, Tax Services, as well as Compliance Services, Tax Planning Services, Commodity Tax Services, Executive Tax Services.

Other Services:  Valuation Services, Information Technology Advisory and Risk Management Services, Actuarial Services, Forensic and Related Services, Corporate Recovery Services, Transaction Services, Corporate Finance Services, Project Risk Management Services, Operational Advisory and Risk Management Services, Regulatory and Compliance Services

For permitted services the following pre-approval policies will apply:

A.     Audit Services

The Audit Committee will pre-approve all Audit Services provided by KPMG through the Audit Committee’s recommendation to shareholders at the Company’s annual meeting, of KPMG as the Company’s external auditor and through the Audit Committee’s review of KPMG’s annual Audit Plan.

B.     Pre-Approval of Audit Related, Tax and Other Non-Audit Services

Periodically (e.g. annually), the Audit Committee will update a list of pre-approved services that are recurring or otherwise reasonably expected to be provided.

The Audit Committee will be subsequently informed at least annually of the services on the attached list for which the auditor has been actually engaged.

Any additional requests for pre-approval will be addressed on a case-by-case specific engagement basis as described in (C) below.

C.     Approval of Additional Services

The Company employee making the request will submit the request for service to the CFO.  The request for service should include a description of the service, the estimated fee, a statement that the service is not a “Prohibited Service” and the reason KPMG is being engaged.

Services where the aggregate fees are estimated to be less than or equal to $25,000

Recommendations, in respect of each engagement, will be submitted by the CFO to the Chairman of the Audit Committee for consideration and approval.  The full Audit Committee will subsequently be informed of the service at its next meeting.  The engagement may commence upon approval of the Chairman of the Audit Committee.

Services where the aggregate fees are estimated to be greater than $25,000

Recommendations, in respect of each engagement, will be submitted by the CFO to the full Audit Committee for consideration and approval, generally at its next meeting or at a special meeting called for the purpose of approving such services.  The engagement may commence upon approval of the full Committee.

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External Auditor Fees

All dollar amounts in this section are expressed in Canadian currency.

The following table sets forth the aggregate fees incurred by the Company for the years ended December 31, 2012 and 2011 by KPMG:

	Year ended December 31, 2012	Year ended December 31, 2011
Audit fees(1)	$ 508,800	$ 530,300
Audit-related fees(2)	-0-	-0-
Tax fees(3)	50,334	14,086
All other fees(4)	-0-	-0-
Total	$ 559,134	$ 544,386

(1)	Audit fees include fees related to the audit of the year-end financial statements, audit of the internal control over financial reporting, review of the interim financial statements, and services that are normally provided by the Auditors in connection with statutory and regulatory filings or engagements for such year.
(2)	Audit related fees consist of fees for assurance and related services by the Auditors that are reasonably related to the performance of the audit or review of the financial statements and are not reported above as Audit Fees. No audit-related fees were billed by the Auditors in 2012 or 2011.
(3)	Tax fees for 2012 and 2011 are primarily for tax compliance and other minor tax advisory matters, all in accordance with the pre-approval policies of the Audit Committee.
(4)	No other fees were billed by the Auditors in 2012 or 2011 for other services.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Two putative class actions were filed in the United States District Court for the Southern District of New York, on March 13, 2012 and March 28, 2012, respectively, naming the Company and certain officers of the Company as defendants (hereafter the “US Actions").  The plaintiffs assert claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, based on alleged misrepresentations and omissions relating to the amount of gold reserves at the Bisha Mine.  The plaintiffs purport to bring suit on behalf of all purchasers of the Company's publicly traded securities between March 31, 2011 and February 6, 2012.  Plaintiffs seek unspecified damages, interest, costs and attorneys' fees on behalf of the putative class.  By order of court, the two cases have been consolidated, and a consolidated amended complaint was filed on August 21, 2012. The consolidated amended complaint expanded the purported class period to run from March 28, 2011 until February 6, 2012 and asserted alleged misrepresentations and omissions, including  (i) alleged misrepresentations concerning  the Bisha Mine’s “strip ratio” throughout 2011, (ii) the omission of “material negative trends,” allegedly in violation of a disclosure duty under U.S. Regulation S-K, and (iii) omission of information concerning the departure of certain key personnel at the Company’s subsidiary in Eritrea.  On September 20, 2012, the Company filed a motion to dismiss all claims against the Company and its officers. The legal briefing of that motion was completed on November 7, 2012 and the Company is awaiting a ruling from the court.

A putative class action also was filed in the Ontario Superior Court of Justice on July 12, 2012 naming the Company and certain officers of the Company as defendants (hereafter the “Canadian Actions”).  The plaintiff’s Statement of Claim asserts claims for (i) violation of certain provisions of the Ontario Securities Act, as well as the equivalent statutes of other provinces; (ii) negligent misrepresentation; and (iii) vicarious liability of the Company, based on alleged misrepresentations and omissions relating to the amount of gold reserves, and the grade of the mineable gold reserves, at the Bisha Mine.  The plaintiffs purport to bring suit on behalf of all purchasers of the Company’s publicly traded securities between March 31, 2011 to and including February 6, 2012, including purchasers of the Company’s stock on the Toronto and American Stock Exchanges.  The plaintiffs amended their claim on February 13, 2013 to add further detail to their factual allegations.  The Canadian Actions are based on essentially the same set of facts and the same alleged misrepresentations as the U.S. Actions. The plaintiff seeks damages in the sum of $100 million plus interest and costs, on behalf of the putative class.  The Canadian Actions are expected to proceed more slowly than the U.S. Actions, due to differences between U.S. and Canadian procedural rules.

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It is not possible at this time to estimate the ultimate outcome of the US and Canadian Actions.  The Company believes the allegations are without merit and will vigorously defend itself in these Actions.

INTEREST OF MANAGEMENT AND OTHERS IN
MATERIAL TRANSACTIONS

No director, officer or other insider of the Company, nor any associate or affiliate of any director, officer or other insider has participated in, directly or indirectly, nor had any material interest in, any material transaction of the Company in the most recently completed financial year or any of the three preceding financial years.

TRANSFER AGENTS AND REGISTRARS

The Company’s registrar and transfer agent is Computershare Investor Services Inc., located in Vancouver, British Columbia.

MATERIAL CONTRACTS

There were no material contracts other than in the ordinary course of business entered into during 2012 and no such contracts from prior years having continuing effect.

NAMES AND INTERESTS OF EXPERTS

The August 31, 2012 NI 43-101 Technical Report for the Bisha Project which is referenced in this AIF was prepared by the following Qualified Persons, each of whom are employed by AGP Mining Consultants Inc., of Barrie, Ontario, Canada.

Jay Melnyk, P.Eng., AGP Mining Consultants, Inc.

Mike Waldegger, P. Geo., AGP Mining Consultants, Inc.

David Thomas, P.Geo., AMEC Americas Ltd.

Peter Munro, BAppSc., Mineralurgy Pty. Ltd.

To the best of the knowledge of the Company, APG Mining Consultants Inc. and the “designated professionals” (as such term is defined in Form 51-102F2) thereof hold less than a 1% interest in the outstanding securities of the Company.

KPMG is the auditor for the Company and has audited the annual financial statements of the Company for the year ended December 31, 2012.  KPMG have confirmed that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

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ADDITIONAL INFORMATION

Additional information relating to the Company, may be found by using the System for Electronic Document Analysis and Retrieval (“SEDAR”) on the internet at www.sedar.com or the SEC Electronic Data Gathering Analysis and Retrieval (“EDGAR”) filing system at http://www.sec.gov/edgar.shtml.

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and options to purchase securities is contained in the Company's information circular for its most recent annual meeting of shareholders that involves the election of directors.

Additional financial information is also provided in the Company's audited consolidated financial statements and MD&A for its most recently completed financial year, copies of which may be found on SEDAR or EDGAR, or be obtained by contacting the Company at:

Nevsun Resources Ltd.
Suite 760 – 669 Howe Street
Vancouver, BC V6C 0B4
Tel: 604-623-4700 or Toll-free 1-888-600-2200
Email: contact@nevsun.com

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SCHEDULE “A”

NEVSUN RESOURCES LTD. (the “Company”)

AUDIT COMMITTEE CHARTER

The Audit Committee is appointed by the Board of Directors to:

i.	ensure the Company has in place an effective system of internal controls over financial reporting which meets high standards of quality and integrity and complies with legal and regulatory requirements, and
ii.	monitor the performance, independence and qualification of the Company’s independent auditor.

Composition

The Audit Committee shall consist of at least three members of the Board of Directors.  Each member of the Audit Committee shall be “independent” of the Company within the meaning of all applicable legal and regulatory requirements, and each such member must not have participated in the preparation of the Company’s financial statements, or that of the Company’s subsidiaries, at any time during the three years prior to becoming a member of the Audit Committee (except in the circumstances, and only to the extent, permitted by all applicable legal and regulatory requirements).  Each member of the Audit Committee shall also be “financially literate”, which means that he or she must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.  In addition, at least one member of the Audit Committee shall be a “financial expert” within the meaning of the rules and forms adopted by the U.S. Securities and Exchange Commission and shall be financial sophisticated, in that he or she has past employment experience in finance or accounting, requisite professional certification in accounting or any other comparable experience or background which results in the individual’s financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities (except in the circumstances, and only to the extent, permitted by all applicable legal and regulatory requirements).

Responsibilities

The overall responsibilities of the Audit Committee are to:

1.	assist the Board of Directors and Management with meeting their responsibilities with respect to financial reporting;

2.	be directly responsible for (i) the selection of an external auditor to be proposed for election as the external auditor of the Company, (ii) the oversight of the work of the of the Company’s external auditor, (iii) the retention of the Company’s external auditor, and (iv) fixing the compensation of the external auditor of the Company, subject to the grant by the shareholders of the authority to do so, if required;

3.	ensure that at all times there are direct communication channels between the Audit Committee and the Company’s external auditor;

4.	ensure the independence of the Company’s external auditor, including ensuring receipt from the external auditor of a formal written statement delineating all relationships between the external auditor and the Company and actively engaging in dialogue with the external auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditor;

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5.	periodically review and report to the Board of Directors whether Management has designed and implemented an effective system of internal controls over financial reporting for reviewing and reporting on the Company’s financial statements;

6.	review and report to the Board of Directors on all financial statements (including interim financial statements) prepared by the Company and enhance the credibility and objectivity of all financial reports; and

7.	otherwise review the Company’s compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of related material facts.

Duties

For the purposes of fulfilling its responsibilities, the Audit Committee will:

1.	schedule meetings to take place on a regular basis;

2.	afford an opportunity periodically to the external auditor and to senior Management to meet separately with the Audit Committee, and when required, meet independently of the external auditor and Management;

3.	keep minutes of all meetings of the Audit Committee;

4.	periodically report the results of the reviews undertaken and any associated recommendations to the Board of Directors;

5.	select an external auditor to be proposed by Management to the shareholders for election by the shareholders as the external auditor for the Company, review and approve the terms of the external auditor's engagement and determine the appropriateness and reasonableness of the proposed audit fees and any unpaid fees;

6.	review and evaluate the qualifications, performance and independence of the lead partner of the external auditor, discuss with Management the timing and process for implementing the rotation of the lead audit partner and the reviewing partners of the external auditor, and other issues related to a change of the external auditor and the planned steps for an orderly transition;

7.	obtain confirmation from the external auditor that it will report directly to the Audit Committee;

8.	obtain confirmation from the external auditor that it will report in a timely matter to the Audit Committee all critical accounting policies and practices to be used, all alternative accounting policies and practices, the ramifications of each of such accounting policy and practice and the accounting policy and practice preferred by the external auditor, for the financial information of the Company within applicable generally accepted accounting principles (GAAP), which have been discussed with Management;

9.	obtain confirmation from the external auditor that it will provide a copy of all material written communications between the external auditor and Management including, without limitation, any Management letter or schedule of unadjusted differences;

10.	obtain confirmation from the external auditor that it will ensure that all reports filed under the United States Securities Exchange Act of 1934, as amended, which contain financial statements required to be prepared in accordance with GAAP and reflect all material correcting adjustments identified by the external auditor of the Company;

11.	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and any former external auditor of the Company;

12.	review all reportable events, including disagreements, unresolved issues and consultations, as defined in National Instrument 51-102 of the Canadian Securities Administrators, on a routine basis;

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13.	review and pre-approve any and all engagements for non-audit services to be provided to the Company or to any of its subsidiaries by the Company’s external auditor or any affiliates of the external auditor, together with estimated fees, and review and approve the audit plan with the external auditor and with Management;

14.	review with Management and with the external auditor any proposed changes in major accounting policies, the presentation and impact of significant financial risks and uncertainties and key estimates and judgments of Management that may be material to financial reporting and the steps Management has taken to minimize such risks to the Company;

15.	assist in the preparation of any internal control report by Management, which provides that Management is responsible for establishing and maintaining an adequate control structure and procedures for financial reporting by the Company, assessing the effectiveness of such control structure and procedures and ensuring that the external auditor of the Company, if required by governing legislation or regulation, attest to and report on the assessment of such control structure and procedures by Management;

16.	assist the Chief Executive Officer and the Chief Financial Officer of the Company in their assessment of the effectiveness of the Company’s internal control over financial reporting and in determining whether there has been any material change in the Company’s internal control over financial reporting which has materially affected or could materially affect such internal control subsequent to the date of the evaluation;

17.	assist the Chief Executive Officer and the Chief Financial Officer of the Company in identifying and addressing any significant deficiencies or material weaknesses in the design or operation of the Company’s internal control over financial information and any fraud, whether or not material, that involves Management or other employees who have a significant role in the Company’s internal control over financial reporting;

18.	question Management and the external auditor regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;

19.	review any problems experienced by the external auditor in performing the audit, including any restrictions imposed by Management or significant accounting issues to which there was a disagreement with Management;

20.	review audited annual financial statements, in conjunction with the report of the external auditor, and obtain an explanation from Management of all significant variances between comparative reporting periods;

21.	review the post-audit or Management letter, containing the recommendations of the external auditor and Management’s response and subsequent follow up to any identified weaknesses;

22.	review all interim unaudited financial statements before release to the public;

23.	review all public disclosure documents containing audited or unaudited financial information before release, including any prospectus, the annual report, the annual information form and Management’s discussion and analysis;

24.	ensure that the Company discloses in the periodic reports of the Company, as appropriate, whether at least one member of the Audit Committee is a “financial expert” within the meaning of the rules and forms adopted by the U.S. Securities and Exchange Commission;

25.	ensure that all non-audit services provided by the external auditor are approved by or on behalf of the Audit Committee and are disclosed in the periodic reports of the Company;

26.	ensure that each annual report and, to the extent required by any applicable legal or regulatory requirement, any quarterly report of the Company includes disclosure with respect to all material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Company with unconsolidated entities which may have a current or future effect on the Company in accordance with all applicable legal and regulatory requirements;

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27.	ensure that all financial statements and other financial information, including pro forma financial information, included in any report filed by the Company with any regulatory authority or contained in any public disclosure or press release of the Company is presented in a manner which does not contain a material misstatement or omission and reconciles the pro forma information contained therein to GAAP, and which otherwise complies with all applicable legal and regulatory requirements;

28.	review the evaluation of internal control by the external auditor, together with Management’s responses;

29.	to assist Management with its annual risk assessment and reporting strategy to manage the process of the identification, evaluation and mitigation of the Company’s principal enterprise risks;

30.	review the appointments of the chief financial officer and any key financial executives involved in the financial reporting process;

31.	establish procedures for (i) the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

32.	annually assess the adequacy of the Audit Committee Charter; and

33.	annually evaluate the Audit Committee’s performance.

Independent Advice & Funding

The Audit Committee shall have the authority to determine the appropriate funding for the ordinary administrative expenses of the Audit Committee.  In addition, the Audit Committee may, in its sole discretion, retain, at the expense of the Company, and determine the compensation to be received by, such legal, financial or other advisors or consultants as it may deem necessary or advisable in order to properly and fully perform its duties and responsibilities hereunder.

Amended and approved by the Audit Committee on March 18, 2010, June 26, 2012, and March 19, 2013.

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